PROSPECTUS SUPPLEMENT ISSUED MARCH 15, 2000 (SUBJECT TO COMPLETION)

(TO PROSPECTUS DATED APRIL 16, 1999)

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DELIVER THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                  $150,000,000
                               D.R. HORTON, INC.
                             % SENIOR NOTES DUE 2005

                               -----------------

    INTEREST PAYABLE ON APRIL 1 AND OCTOBER 1, COMMENCING ON OCTOBER 1, 2000

                              -------------------

PURSUANT TO OUR EQUITY CLAWBACK PROVISION, WE MAY REDEEM THE NOTES AT ANY TIME
BEFORE APRIL 1, 2003, AT A PRICE OF    % PLUS ACCRUED INTEREST, WITH THE NET
CASH PROCEEDS OF ONE OR MORE PUBLIC EQUITY OFFERINGS SO LONG AS AT LEAST
$100 MILLION PRINCIPAL AMOUNT OF NOTES REMAINS OUTSTANDING. UPON A CHANGE OF CONTROL WE ARE REQUIRED TO MAKE A MANDATORY REPURCHASE OFFER FOR THE NOTES.

                              -------------------

THE NOTES WILL BE UNSECURED AND WILL RANK EQUALLY WITH OUR OTHER UNSECURED SENIOR INDEBTEDNESS. THE NOTES WILL BE JUNIOR TO OUR SECURED INDEBTEDNESS. THE NOTES WILL BE GUARANTEED BY OUR EXISTING AND FUTURE RESTRICTED SUBSIDIARIES.

FOR A MORE DETAILED DESCRIPTION OF THE NOTES, SEE "DESCRIPTION OF THE NOTES" BEGINNING ON PAGE S-19.

WE HAVE APPLIED TO LIST THE NOTES ON THE NEW YORK STOCK EXCHANGE. OUR NYSE SYMBOL IS DHI.

                              -------------------

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
PAGE S-6.

                               -----------------

                    PRICE     % AND ACCRUED INTEREST, IF ANY

                              -------------------

                                                               UNDERWRITING
                                           PRICE TO           DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC             COMMISSIONS                COMPANY
                                           --------         ------------------         -------------
PER NOTE.................................         %                     %                        %
TOTAL....................................  $                     $                        $

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE NOTES TO PURCHASERS ON
MARCH   , 2000.

                              -------------------

                           MORGAN STANLEY DEAN WITTER

MARCH   , 2000

                               TABLE OF CONTENTS


             PROSPECTUS SUPPLEMENT

                                         PAGE
Forward-Looking Statements............       i
Prospectus Supplement Summary.........     S-1
Risk Factors..........................     S-6
Use of Proceeds.......................    S-10
Capitalization........................    S-11
Business..............................    S-12
Description of Notes..................    S-19
Underwriting..........................    S-50
Legal Matters.........................    S-50


                  PROSPECTUS

                                        PAGE
Forward-Looking Statements...........       2
The Company..........................       3
Securities We May Offer..............       4
Use of Proceeds......................       4
Ratio of Earnings to Fixed Charges...       5
Description of Debt Securities.......       5
Description of Common Stock and
  Preferred Stock....................      10
Description of Warrants..............      11
Plan of Distribution.................      12
Legal Matters........................      13
Experts..............................      13
Where You Can Find More Information..      14
Incorporation of Certain Documents by
  Reference..........................      14

                           FORWARD-LOOKING STATEMENTS

    The statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

    - our substantial leverage;

    - changes in general economic and business conditions;

    - changes in interest rates and the availability of mortgage financing;

    - governmental regulations and environmental matters;

    - changes in costs and availability of material, supplies and labor;

    - competitive conditions within our industry;

    - the availability of capital;

    - our ability to effect our growth strategies successfully; and

    - the success of our diversification efforts.

See the section entitled "Risk Factors."

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell notes and seeking offers to buy notes only in jurisdictions where offers and sales are permitted. The information contained herein is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the notes.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS IS ONLY A SUMMARY OF THE OFFERING. TO FULLY UNDERSTAND THE INVESTMENT YOU ARE CONTEMPLATING, YOU MUST CONSIDER THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND THE DETAILED INFORMATION INCORPORATED INTO THEM BY REFERENCE, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "D.R. HORTON," THE "COMPANY," "WE" AND "OUR" REFER TO D.R. HORTON, INC., A DELAWARE CORPORATION, AND ITS PREDECESSORS AND SUBSIDIARIES.

                                  THE COMPANY

    We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $600,000. For the year ended September 30, 1999, we closed 18,395 homes with an average sales price approximating $166,100. For the quarter ended December 31, 1999, we closed 4,493 homes with an average sales price approximating $174,200.

    We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 23 states and 40 markets as of December 31, 1999. The markets we operate in include: Albuquerque, Atlanta, Austin, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Columbia, Dallas/Fort Worth, Denver, Greensboro, Greenville, Hilton Head, Houston, Jacksonville, Killeen, Las Vegas, Los Angeles, Louisville, Minneapolis/St. Paul, Myrtle Beach, Nashville, New Jersey, Newport News, Orlando, Pensacola, Phoenix, Portland, Raleigh/Durham, Richmond, Sacramento, Salt Lake City, San Antonio, San Diego, St. Louis, South Florida, Tucson, Suburban Washington, D.C. and Wilmington.

    We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dobson, Mareli, Milburn, Joe Miller, Regency, RMP, SGS, Torrey and Trimark.

    Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, our telephone number is (817) 856-8200, and our internet address is www.drhorton.com.

                              RECENT DEVELOPMENTS

    We have recently formed a venture, called Encore Venture Partners II, to invest in technology start-up and emerging growth companies. Encore's investments are intended to include e-commerce opportunities that build on our homebuilding and financial services businesses and other opportunities that represent a diversification from the real estate industry. We may invest up to $100 million in Encore over a four-year period if suitable investments are found. Richard Beckwitt has resigned from his position as our President to join the professionals who will lead this investment effort. Mr. Beckwitt will remain a director of our company, and Donald J. Tomnitz, our Vice Chairman and Chief Executive Officer, has assumed the role of President. We have previously made small investments, totaling approximately $13.5 million, in technology companies through Encore Venture Partners I. None of the Encore companies is a restricted subsidiary or a guarantor under the indentures for our outstanding senior notes or the notes being offered hereby.

                                  THE OFFERING

Securities Offered..........  $150 million aggregate principal amount of   % Senior Notes
                              due 2005.

Maturity Date...............  April 1, 2005.

Interest Payment Dates......  Interest will accrue from the date of issuance and will be payable semi-annually on each April 1 and October 1,
                              commencing October 1, 2000.

Guarantees..................  Each guarantor is our wholly owned subsidiary that is restricted by the indenture for these notes. However, not
                              all of our wholly owned subsidiaries are guarantors of these notes. If we cannot make payments on the notes when they are due, the guarantor subsidiaries must make them.

Equity Clawback.............  At any time before April 1, 2003, we may redeem these notes with the net cash proceeds of one or more public equity
                              offerings by us, at a redemption price listed in the section
                              "Description of Notes" under the heading "Redemption," so
                              long as at least $100 million principal amount of notes
                              remains outstanding.

Change of Control...........  Upon a change of control as described in the section
                              "Description of Notes," you will have the right to require us to purchase some or all of your notes at 101% of the
                              principal amount, plus accrued and unpaid interest to the
                              date of purchase. We can give no assurance that upon such an event, we will have sufficient funds to purchase any of your notes.

Ranking.....................  These notes are our general obligations and will not be secured by any collateral. Your right to payment under these notes will be:

                              -  junior to the rights of our secured creditors to the
                              extent of their security in our assets;

                              -  equal with the rights of creditors under our other
                              unsecured unsubordinated debt, including our revolving
                                 credit facility; and

                              -  senior to the rights of creditors under debt expressly
                              subordinated to these notes.

                              The guarantees of our existing and future restricted
                              subsidiaries will also not be secured by any collateral.
                              Your right to payment under any guarantee will be:

                              -  junior to the rights of secured creditors to the extent of their security in the guarantors' assets;

                              -  equal with the rights of creditors under the guarantors'
                              other unsecured unsubordinated debt; and

                              -  senior to the rights of creditors under the guarantors'
                              debt that is expressly subordinated to the guarantees.

                              At December 31, 1999, assuming we had completed this
                              offering on that date and all proceeds were used to reduce other indebtedness, we and the guarantors would have had
                              approximately $1,152 million of debt (including these notes)
                              outstanding, of which $5.9 million would have been secured debt and none of which would have been subordinated to these notes.

Certain Covenants...........  We will issue the notes under an indenture. The indenture will, among other things, restrict our ability and the
                              ability of our restricted subsidiaries to:

                              -  borrow money;

                              -  pay dividends on our common stock;

                              -  repurchase our common stock;

                              -  make investments in subsidiaries that are not restricted;

                              -  use assets as security in other transactions;

                              -  sell assets outside the ordinary course of business;

                              -  merge with or into other companies; and

                              -  enter into certain transactions with our affiliates.

                              For more details, see the section "Description of Notes"
                              under the heading "Certain Covenants."

Use of Proceeds.............  We will use the net proceeds from the offering to repay outstanding debt under our revolving credit facility and for general corporate purposes. For more details, see the
                              section "Use of Proceeds."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

    The following summary consolidated financial information for the three years ended September 30, 1999, is derived from audited consolidated financial statements. On April 20, 1998, we consummated a merger with Continental Homes Holding Corp. which was treated as a pooling of interests for accounting purposes. Therefore, all financial amounts have been restated as if we had been combined throughout the periods presented. The following summary consolidated financial information for the three months ended December 31, 1998 and 1999, is derived from unaudited consolidated financial statements.

                                                                                      THREE MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                             ------------------------------------   -----------------------
                                                1997         1998         1999         1998         1999
                                             ----------   ----------   ----------   ----------   ----------
                                                                    ($ IN THOUSANDS)
INCOME STATEMENT DATA:
  Revenues:
    Homebuilding...........................  $1,567,455   $2,155,049   $3,118,960   $  652,828   $  797,564
    Financial services.....................      10,967       21,892       37,251        7,802       11,376
  Gross profit.............................     274,871      389,439      558,214      122,048      150,927
  Income from continuing operations before
    income taxes:
    Homebuilding...........................     105,584      152,003      250,737       51,302       65,016
    Financial services.....................       2,966        7,096       13,089        2,964        3,585
  Net income...............................      64,962       93,380      159,827       32,695       42,532
  Ratio of earnings to fixed charges(1)....        2.88x        3.13x        4.10x       4.44x         3.62
SELECTED OPERATING DATA--HOMEBUILDING:
  Gross profit margin......................        17.5%        18.1%        17.9%        18.7%        18.9%
  Number of homes closed...................      10,038       13,944       18,395        3,846        4,493
  New sales orders, net (homes)(2).........      10,551       15,952       18,911        3,537        3,851
  New sales orders, net ($value)(2)........   1,595,683    2,533,181    3,266,220      580,703      722,333
  Sales backlog at end of period
    (homes)(3).............................       3,961        6,341        7,309        6,032        6,668
  Sales backlog at end of period
    ($value)(3)............................     609,226    1,052,894    1,356,550    1,021,893    1,296,511
OTHER FINANCIAL DATA:
  Depreciation and amortization............       6,642        9,400       20,293        3,707        4,945
  Interest incurred(4).....................      51,169       70,436       80,976       16,026       23,650
  EBITDA(5):
    Homebuilding...........................     151,783      234,950(6)    340,505      72,576       86,866
    Consolidated...........................     155,413      244,651(6)    358,723      76,393       92,258
  Ratio of EBITDA to interest incurred:
    Homebuilding...........................        3.01x        3.44x        4.45x        4.75x        3.93x
    Consolidated...........................        3.04x        3.47x        4.43x        4.77x        3.90x

                                                     AS OF SEPTEMBER 30,              AS OF DECEMBER 31,
                                             ------------------------------------   -----------------------
                                                1997         1998         1999         1998         1999
                                             ----------   ----------   ----------   ----------   ----------

BALANCE SHEET DATA:
  Inventories..............................  $1,024,268   $1,358,033   $1,866,108   $1,467,281   $1,990,147
  Total assets.............................   1,248,323    1,667,835    2,361,808    1,795,763    2,419,100
  Total debt:
    Homebuilding...........................     632,552      826,007    1,086,273      847,906    1,149,469
    Financial services.....................      18,188       28,497      104,350       45,435       86,604
  Stockholders' equity.....................     427,866      549,436      797,609      641,081      833,739

--------------------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest.

(2) Represents homes placed under contract during the period, net of cancellations. See the section "Business--Marketing and Sales."

(3) Represents homes under contract but not yet closed at the end of the period. See the section "Business--Marketing and Sales."

(4) Interest incurred consists of all interest costs, whether expensed or capitalized, including amortization of debt issuance costs, if applicable.

(5) Earnings before interest, taxes, depreciation and amortization (EBITDA) consists of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense, depreciation and amortization. EBITDA is a widely accepted indicator of a company's ability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of our operating performance or as a measure of our liquidity.

(6) EBITDA for fiscal 1998 is computed before approximately $11,917 in one-time costs associated with the April, 1998 merger with Continental.

                                  RISK FACTORS

    Before purchasing these notes, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus, and the information incorporated by reference and, in particular, you should evaluate the risk factors set forth below.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE NOTES.

    We have a significant amount of debt. As of December 31, 1999, assuming we had completed the offering on that date and all proceeds were used to reduce other indebtedness, our consolidated debt would have been $1,238.8 million. This offering will not reduce our debt.

    POSSIBLE CONSEQUENCES. The amount of our debt could have important consequences to you. For example, it could:

    - limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to the payment on our debt and reduce our ability to use our cash flow for other purposes;

    - limit our flexibility in planning for, or reacting to, the changes in our business;

    - place us at a competitive disadvantage because we have more debt than some of our competitors; and

    - make us more vulnerable in the event of a downturn in our business or in general economic conditions.

    DEPENDENCE ON FUTURE PERFORMANCE. Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations, because borrowings under our revolving credit facility bear interest at floating rates. We have entered into "interest rate swap" agreements for only a portion of our outstanding borrowings.

    Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs for the long term. We cannot assure you, however, that in the future our business will generate sufficient cash flow from operations or that borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs.

    We may need to refinance all or a portion of our debt, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our revolving credit facility and these notes, on commercially reasonable terms or at all.

    INDENTURE AND CREDIT FACILITY RESTRICTIONS. The indentures governing these notes and our other outstanding public debt and our revolving credit facility impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of assets and cash distributions by us and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the trustees or the banks, as appropriate, could cause our debt to become due and payable prior to maturity.

BECAUSE OF THE CYCLICAL NATURE OF OUR INDUSTRY, FUTURE CHANGES IN GENERAL ECONOMIC, REAL ESTATE CONSTRUCTION OR OTHER BUSINESS CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    CYCLICAL INDUSTRY. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

    - employment levels;

    - availability of financing for home buyers;

    - interest rates;

    - consumer confidence; and

    - housing demand.

    An oversupply of alternatives to new homes, such as rental properties and used homes, could depress prices and reduce margins for the sale of new homes.

    INVENTORY RISKS. Inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have bought and developed land on which we cannot build and sell homes. As a result of our growth and acquisitions, we are developing more land than we were in recent years. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. We cannot assure you that the measures we employ to manage inventory risks will be successful.

    In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss.

    SUPPLY RISKS. The homebuilding industry has from time to time experienced significant difficulties, including:

    - shortages of qualified trades people;

    - reliance on local subcontractors, who may be inadequately capitalized;

    - shortages of materials; and

    - volatile increases in the cost of materials, particularly increases in the price of lumber, framing and cement, which are significant components of home construction costs.

    RISKS FROM NATURE. Weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires, can harm the homebuilding business. The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, Oregon, South Carolina and Texas, present increased risks of natural disaster.

    As a result of all of the foregoing, in the future, potential customers may be less willing or able to buy our homes, or we may take longer or pay more costs to build them. We may not be able to recapture increased costs by raising prices in many cases because we fixed our prices up to six months in advance of delivery by signing home sales contracts. In addition, some home buyers may cancel or not honor their home sales contracts altogether.

FUTURE INCREASES IN INTEREST RATES OR REDUCTIONS IN MORTGAGE AVAILABILITY COULD PREVENT POTENTIAL CUSTOMERS FROM BUYING OUR HOMES AND ADVERSELY AFFECT OUR BUSINESS.

    Virtually all our customers finance their acquisitions through lenders providing mortgage financing. Increases in interest rates or decreases in availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing. This could adversely affect our results of operations. In recent months, interest rates have been rising, the effects of which are currently uncertain.

    In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of such financing could adversely affect our sales.

GOVERNMENTAL REGULATIONS COULD INCREASE THE COST AND AVAILABILITY OF OUR DEVELOPMENT AND HOMEBUILDING PROJECTS AND ADVERSELY AFFECT OUR BUSINESS.

    We are subject to extensive and complex regulations that affect the development and homebuilding process, including zoning, density and building standards. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

    We also are subject to a variety of local, state and federal laws and regulations concerning protection of health and the environment. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas.

HOMEBUILDING IS VERY COMPETITIVE, AND COMPETITIVE CONDITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    The homebuilding industry is highly competitive and fragmented. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, often within larger subdivisions designed, planned and developed by such homebuilders. The competitive conditions in the homebuilding industry could result in:

    - difficulty in acquiring suitable land at acceptable prices;

    - increased selling incentives;

    - lower sales; or

    - delays in construction.

OUR FUTURE GROWTH REQUIRES ADDITIONAL CAPITAL WHOSE AVAILABILITY IS NOT ASSURED.

    Our operations require significant amounts of cash. We will be required to seek additional capital, whether from sales of equity or debt or additional bank borrowings, for the future growth and development of our business. We can give no assurance as to the terms or availability of such additional capital. Moreover, the indentures for our outstanding debt contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and results of operations.

WE CANNOT ASSURE YOU THAT OUR GROWTH STRATEGIES WILL BE SUCCESSFUL.

    Since July 1993, we have acquired many homebuilding companies. Although we are currently focusing on internal growth and diversification, in the future, we may acquire additional companies. We can give no assurance that we will continue to be able to successfully identify and integrate future acquisitions. Moreover, we can give no assurance that we will be able to implement successfully our operating and growth strategies in each of our markets or our diversification efforts.

WE MAY NOT HAVE THE ABILITY TO RAISE FUNDS NECESSARY TO FINANCE ANY CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

    If a change of control occurs as described in the section "Description of Notes" under the heading "Certain Covenants," we would be required to offer to purchase your notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. If a purchase offer obligation arises under the indenture governing your notes, a change of control will have also occurred under one or more of the other indentures governing our debt. Moreover, a change of control may also result in the acceleration under our revolving credit facility. If a purchase offer were required under the indentures for our debt, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. After giving effect to this offering, we would not have sufficient funds available to purchase all of such outstanding debt upon a change of control.

FEDERAL AND STATE LAWS ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND TO REQUIRE YOU TO RETURN PAYMENTS RECEIVED FROM GUARANTORS.

    Although you will be direct creditors of the guarantors by virtue of the guarantees, existing or future creditors of any guarantor could avoid or subordinate such guarantor's guarantee under the fraudulent conveyance laws if they were successful in establishing that:

    - such guarantee was incurred with fraudulent intent; or

    - such guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee and

       - was insolvent at the time of the guarantee;

       - was rendered insolvent by reason of the guarantee;

       - was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; or

       - intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured.

    The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

    - the sum of the company's debts, including contingent, unliquidated and unmatured liabilities, is greater than all of such company's property at a fair valuation, or

    - if the present fair saleable value of the company's assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES.

    These notes are a new issue of securities. There is no active public trading market for these notes. We have applied for listing of these notes and the guarantees on the New York Stock Exchange; however, we can give no assurance that the notes and guarantees will be so listed. The underwriter has advised us that it currently intends to make a market in these notes, but the underwriter is not obligated to do so and may discontinue any such market-making at any time. We cannot assure you that an active trading market will develop for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, you will be able to sell them at an acceptable price.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of these notes in this offering are estimated to be approximately $147.3 million. We intend to use the proceeds from the offering for repayment of outstanding debt under our revolving credit facility and general corporate purposes. Amounts repaid under our revolving credit facility will remain available for future borrowing. Borrowings under our revolving credit facility have been used for our homebuilding operations, acquisitions, working capital and other general corporate purposes. See footnote 2 to "Capitalization." Borrowings under our revolving credit facility bear interest at an effective rate equal to the lesser of the 90-day LIBOR plus 0.75% or the New York federal funds rate plus 0.90%.

                                 CAPITALIZATION

    The following table sets forth our capitalization at December 31, 1999, as adjusted to reflect the sale of these notes and the application of the estimated net proceeds of the offering.

                                                                AS OF DECEMBER 31, 1999
                                                              ----------------------------
                                                                ACTUAL         ADJUSTED(1)
                                                              ----------       -----------
                                                                    ($ IN THOUSANDS)
Homebuilding debt:
  Notes payable under revolving credit facility(2)..........  $  465,000       $  317,750
  Notes payable--other......................................       5,936            5,936
  8 3/8% senior notes due 2004, net.........................     148,249          148,249
        % senior notes due 2005.............................          --          150,000
  10% senior notes due 2006, net............................     147,307          147,307
  8% senior notes due 2009, net.............................     382,977          382,977
                                                              ----------       ----------
  Total homebuilding debt...................................   1,149,469        1,152,219
Notes payable under mortgage warehouse facility.............      86,604           86,604
                                                              ----------       ----------

    Total debt..............................................   1,236,073        1,238,823
                                                              ----------       ----------

Stockholders' equity:
  Preferred stock, $.10 par value; 30,000,000 shares
    authorized, no shares issued............................          --               --
  Common stock, $.01 par value; 200,000,000 shares
    authorized, 64,342,380 shares, issued and outstanding...         643              643
  Additional capital........................................     420,083          420,083
  Retained earnings.........................................     440,773          440,773
  Treasury stock............................................     (27,760)         (27,760)
                                                              ----------       ----------
  Total stockholders' equity................................     833,739          833,739
                                                              ----------       ----------
    Total capitalization....................................  $2,069,812       $2,072,562
                                                              ==========       ==========

------------------------

(1) Adjusted to reflect the sale of $150 million of these notes and the application of the estimated net proceeds to repay debt under our revolving credit facility.

(2) We have an $825 million unsecured revolving credit facility with 12 financial institutions. The revolving credit facility matures in April 2002, and includes $50 million reserved for use as standby letters of credit. Additionally, we have another $25 million standby letter of credit agreement and a $22.5 million non-renewable letter of credit facility acquired with the Cambridge acquisition. The revolving credit facility and our indentures contain covenants which, taken together, limit investments in inventory, stock repurchases, cash dividends and other restricted payments, incurrence of indebtedness, asset dispositions and creation of liens, and require certain levels of tangible net worth.

                                    BUSINESS

    As we noted in the summary, we are a national homebuilder. As such, we construct and sell high quality single-family homes, principally for first-time and move-up home buyers. Although we have historically positioned ourselves as a custom builder, we have recently acquired three volume homebuilding companies (Continental, Torrey and Cambridge) which will enable us to compete across a broader product offering.

OPERATING STRATEGY

    We believe that the following operating strategies have enabled us to achieve consistent growth and profitability:

GEOGRAPHIC DIVERSITY

    From 1978 to late 1987, excluding Continental Homes locations, our homebuilding activities were conducted in the Dallas/Fort Worth area. We then instituted a policy of diversifying geographically, entering the following markets, both through startup operations and acquisitions, in the years shown:

YEAR ENTERED                  MARKETS
------------                  -------
    1987                      Phoenix
    1988                      Atlanta, Orlando
    1989                      Charlotte
    1990                      Houston
    1991                      Suburban Washington, D.C.
    1992                      Chicago, Cincinnati, Raleigh/Durham, South Florida
    1993                      Austin, Los Angeles, Salt Lake City, San Diego
    1994                      Minneapolis/St. Paul, Las Vegas, San Antonio
    1995                      Birmingham, Denver, Greensboro, St. Louis
    1996                      Albuquerque, Pensacola
    1997                      Greenville, Nashville, New Jersey, Tucson
    1998                      Charleston, Hilton Head, Jacksonville, Killeen, Louisville,
                              Myrtle Beach, Newport News, Portland, Richmond, Sacramento,
                              Wilmington
    1999                      Columbia

    We continually monitor the sales and margins achieved in each of the subdivisions in which we operate as part of our evaluation of the use of our capital. While we believe there are significant growth opportunities in our existing markets, we also intend to continue our policy of diversification by seeking to enter new markets. We believe our diversification strategy mitigates the effects of local and regional economic cycles and enhances our growth potential. Typically, we will not invest material amounts in real estate, including raw land, developed lots, models and speculative homes, or overhead in start-up operations in new markets, until such markets demonstrate significant growth potential and acceptance of our products.

ACQUISITIONS

    As an integral component of our operational strategy of continued expansion, we continually evaluate opportunities for strategic acquisitions. We believe that expanding our operations through the acquisition of existing homebuilding companies affords us several benefits not found in start-up operations. Such benefits include:

    - Established land positions and inventories;

    - Existing relationships with land owners, developers, subcontractors and suppliers;

    - Brand name recognition; and

    - Proven product acceptance by home buyers in the market.

    In evaluating potential acquisition candidates, we seek homebuilding companies that have an excellent reputation, a track record of profitability and a strong management team with an entrepreneurial orientation. We limit the risks associated with acquiring a going concern by conducting extensive operational, financial and legal due diligence on each acquisition and by only acquiring homebuilding companies that we believe will have an immediate positive impact on our earnings. During the last six fiscal years, we have made 14 acquisitions. We will continue to evaluate potential future acquisition opportunities that satisfy our acquisition criteria in both existing and new markets.

    DECENTRALIZED OPERATIONS

    We decentralize our homebuilding activities to give more operating flexibility to our local division presidents. We have 50 separate operating divisions, some of which are in the same market area. Generally, each operating division consists of a division president, an office manager and staff, a sales manager, a construction manager and construction superintendents. We believe that division presidents, who are intimately familiar with local conditions, make better decisions regarding local operations. Our division presidents receive performance bonuses based upon achieving targeted operating levels in their operating divisions.

    OPERATING DIVISION RESPONSIBILITIES

    Each operating division is responsible for:

    - Site selection which involves

     -- A feasibility study;

     -- Soil and environmental reviews;

     -- Review of existing zoning and other governmental requirements; and

     -- Review of the need for and extent of offsite work required to meet local building codes.

    - Negotiating lot option or similar contracts;

    - Overseeing land development;

    - Planning homebuilding schedules;

    - Selecting building plans and architectural schemes;

    - Obtaining all necessary building approvals; and

    - Developing marketing plans.

    CORPORATE OFFICE CONTROLS

    The corporate office controls key risk elements through centralized:

    - Financing;

    - Cash management;

    - Risk management;

    - Accounting and management reporting;

    - Payment of subcontractor invoices;

    - Administration of payroll and employee benefits;

    - Final approval of land and lot acquisitions;

    - Capital allocation; and

    - Oversight of inventory levels.

COST MANAGEMENT

    We control our overhead costs by centralizing administrative and accounting functions and by limiting the number of field administrative personnel and middle level management positions. We also minimize advertising costs by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations.

    We control construction costs through the efficient design of our homes and by obtaining favorable pricing from certain subcontractors and national vendors based on the high volume of services they perform for us. We also control construction costs by monitoring expenses on each house through our purchase order system. We control capital and overhead costs by monitoring our inventory levels through our management information systems.

MARKETS

    Homebuilding activities are conducted in five geographic regions, consisting of:

GEOGRAPHIC REGION  MARKETS
-----------------  -------
Mid-Atlantic       Charleston, Charlotte, Columbia, Greensboro, Greenville,
                   Hilton Head, Myrtle Beach, New Jersey, Newport News,
                   Raleigh/Durham, Richmond, Suburban Washington, D.C.,
                   Wilmington

Midwest            Chicago, Cincinnati, Louisville, Minneapolis/St. Paul,
                   St. Louis

Southeast          Atlanta, Birmingham, Jacksonville, Nashville, Orlando,
                   Pensacola, South Florida

Southwest          Albuquerque, Austin, Dallas/Fort Worth, Houston,
                   Killeen, Phoenix, San Antonio, Tucson

West               Denver, Las Vegas, Los Angeles, Portland, Sacramento,
                   Salt Lake City, San Diego

    When entering new markets or conducting operations in existing markets, among the things we consider are:

    - Regional economic conditions;

    - Job growth;

    - Land availability;

    - Local land development process;

    - Consumer tastes;

    - Competition; and

    - Secondary home sales activity.

    Our homebuilding revenues, which include land and lot sales, by geographic region are:

                                                                      THREE MONTHS
                                                                          ENDED
                                     YEAR ENDED SEPTEMBER 30,         DECEMBER 31,
                                  ------------------------------   -------------------
                                    1997       1998       1999       1998       1999
                                  --------   --------   --------   --------   --------
                                                     (IN MILLIONS)
Mid-Atlantic....................  $  180.5   $  372.2   $  540.6    $113.4     $124.2
Midwest.........................      95.9      130.4      347.1      46.4      106.8
Southeast.......................     246.4      384.5      429.6      94.5      100.0
Southwest.......................     694.3      789.6    1,068.0     224.6      281.7
West............................     350.4      478.3      733.7     173.9      184.9
                                  --------   --------   --------    ------     ------
    Total.......................  $1,567.5   $2,155.0   $3,119.0    $652.8     $797.6
                                  ========   ========   ========    ======     ======

LAND POLICIES

    Typically, we acquire land and enter into lot option contracts to acquire developed building lots only after necessary "entitlements" have been obtained, I.E., when we have the right to begin development or construction. Before we acquire lots or tracts of land, we will, among other things, complete a feasibility study, which includes soil tests, independent environmental studies and other engineering work, and determine that all necessary zoning and other governmental entitlements required to develop and use the property for home construction have been acquired. At December 31, 1999, about 61% of our total lot position of 72,518 lots was being or had been developed by us. Although we purchase and develop land primarily to support our own homebuilding activities, occasionally we sell lots and land to other developers and homebuilders.

    We also use lot option contracts, where we purchase the right, but not the obligation, to buy building lots at predetermined prices on a takedown schedule commensurate with anticipated home closings. Lot option contracts generally are on a nonrecourse basis, thereby limiting our financial exposure to earnest money deposits given to property sellers. This enables us to control significant lot positions with minimal capital investment and substantially reduces the risks associated with land ownership and development. A summary of our land/lot position at December 31, 1999 is:

Finished lots we own........................................    9,956
Lots under development we own...............................   34,103
                                                              -------
Total lots owned............................................   44,059
Lots available under lot option and similar contracts.......   28,459
                                                              -------
Total land/lot position.....................................   72,518
                                                              =======

    We limit our exposure to real estate inventory risks by:

    - Generally commencing construction of homes under contract only after receipt of a satisfactory down payment and, where applicable, the buyer's receipt of mortgage approval;

    - Limiting the number of speculative homes (homes started without an executed sales contract) built in each subdivision;

    - Closely monitoring local market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and personal income trends;

    - Utilizing lot option contracts, where possible; and

    - Limiting the size of acquired land parcels to smaller tracts of land.

CONSTRUCTION

    Our home designs are prepared by architects in each of our markets to appeal to local tastes and preferences of the community. We also offer optional interior and exterior features to enhance the basic home design and to promote our sales efforts.

    Substantially all of our construction work is performed by subcontractors. Our construction supervisors monitor the construction of each home, participate in material design and building decisions, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specific subdivision pursuant to a contract that obligates the subcontractor to complete construction at a fixed price. Agreements with our subcontractors and suppliers generally are negotiated for each subdivision. We compete with other homebuilders for qualified subcontractors, raw materials and lots in the markets where we operate.

    Construction time for our homes depends on the weather, availability of labor, materials and supplies, size of the home, and other factors. We typically complete the construction of a home within four months.

    We do not maintain significant inventories of construction materials, except for work in process materials for homes under construction. Typically, the construction materials used in our operations are readily available from numerous sources. We have contracts exceeding one year with certain suppliers of our building materials that are cancelable at our option with a 30 day notice. In recent years, we have not experienced any significant delays in construction due to shortages of materials or labor.

MARKETING AND SALES

    We market and sell our homes through commissioned employees and independent real estate brokers. We typically conduct home sales from sales offices located in furnished model homes in each subdivision. At December 31, 1999, we owned 624 model homes, which we generally do not offer for sale until the completion of a subdivision. Our sales personnel assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. We train and inform our sales personnel as to the availability of financing, construction schedules, and marketing and advertising plans.

    In addition to using model homes, we typically build a limited number of speculative homes in each subdivision to enhance our marketing and sales activities. Construction of these speculative homes also is necessary to satisfy the requirement of relocated personnel and independent brokers, who often represent home buyers requiring a completed home within 60 days. We sell a majority of these speculative homes while under construction or immediately following completion. The number of speculative homes is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time we have built in the market. Depending upon the seasonality of each market, we attempt to limit our speculative homes in each subdivision. At December 31, 1999, we averaged less than six speculative homes, in various stages of construction, in each subdivision.

    We advertise on a limited basis in newspapers and in real estate broker, mortgage company and utility publications, brochures, newsletters and billboards. To minimize advertising costs, we attempt to operate in subdivisions in conspicuous locations that permit us to take advantage of local traffic patterns. We also believe that model homes play a significant role in our marketing efforts. Consequently, we expend significant effort in creating an attractive atmosphere in our model homes. In addition we use our internet website to market the location, price range, and availability of our homes.

    Our sales contracts require a down payment of at least $500. The contracts include a financing contingency which permits customers to cancel if they cannot obtain mortgage financing at prevailing interest rates within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. We include a home sale in our sales backlog when the sales contract is signed and we have received the initial down payment. We do not recognize revenue upon the sale of a home until it is closed and title passes to the home buyer. The average period between the signing of a sales contract for a home and closing is approximately three to five months.

CUSTOMER SERVICE AND QUALITY CONTROL

    Our operating divisions are responsible for pre-closing, quality control inspections and responding to customers' post-closing needs. We believe that prompt and courteous response to home buyers' needs during and after construction reduces post-closing repair costs, enhances our reputation for quality and service, and ultimately leads to significant repeat and referral business from the real estate community and home buyers. We provide our home buyers with a limited one-year warranty on workmanship and building materials. The subcontractors who perform most of the actual construction also provide warranties of workmanship to us and are generally prepared to respond to us and the homeowner promptly upon request. In most cases, we supplement our one-year warranty by purchasing a ten-year limited warranty from a third party. To cover our potential warranty obligations, we accrue an estimated amount for future warranty costs.

CUSTOMER FINANCING

    We provide mortgage financing services principally to purchasers of homes we build and sell. CH Mortgage, a wholly-owned subsidiary, provides mortgage banking services in Arizona, Colorado, Florida, Illinois, Kentucky, Minnesota, Nevada, New Mexico, North and South Carolina, and Texas. D.R. Horton Mortgage Company, Ltd., a joint venture formed in 1998 with a third party, presently provides services in California. On a combined basis, related mortgage banking entities provided mortgage financing services for about 65% of the homes closed during the year ended September 30, 1999, in the markets we serve. We anticipate expanding these mortgage activities to other markets in which we conduct homebuilding operations.

    In other markets where we currently do not provide mortgage financing, we work with a variety of mortgage lenders that make available to home buyers a range of conventional mortgage financing programs. By making information about these programs available to prospective home buyers and maintaining a relationship with such mortgage lenders, we are able to coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis.

TITLE SERVICES

    Through our subsidiaries, Century Title, DRH Title Company of Texas, Ltd., DRH Title Company of Florida, Inc., DRH Title Company of Minnesota, Inc., Metro Title Company and Travis County Title Company, we serve as a title insurance agent by providing title insurance policies and closing services to purchasers of homes we build and sell in the Dallas/Fort Worth, Austin, Orlando, Minneapolis, Phoenix, San Antonio, South Florida and suburban Washington, D.C. markets. We assume no underwriting risk associated with these title policies.

EMPLOYEES

    At December 31, 1999, we employed 3,389 persons, of whom 850 were sales and marketing personnel, 1,072 were executive, administrative and clerical personnel, 1,056 were involved in construction, and 411 worked in mortgage and title operations. Fewer than 25 of our employees are covered by collective bargaining agreements. Some of the subcontractors which we use are represented by labor unions or are subject to collective bargaining agreements. We believe that our relations with our employees and subcontractors are good.

COMPETITION

    The single family residential housing industry is highly competitive and we compete in each of our markets with numerous other national, regional and local homebuilders, often with larger subdivisions designed, planned and developed by such homebuilders. Our homes compete on the basis of quality, price, design, mortgage financing terms and location.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

    The housing, mortgage and title insurance industries are subject to extensive and complex regulations. We and our subcontractors must comply with various federal, state and local laws and regulations, including zoning, density and development requirements, building, environmental, advertising and consumer credit rules and regulations, as well as other rules and regulations in connection with our development, homebuilding, sales and financial services activities. These include requirements affecting the development process, as well as building materials to be used, building designs and minimum elevation of properties. Our homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the FHA and VA are subject to inspection by them. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

    We also are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in certain environmentally sensitive regions or areas.

    Our internal mortgage activities and title insurance agencies must also comply with various federal and state laws, consumer credit rules and regulations and other rules and regulations unique to such activities. Additionally, mortgage loans and title activities originated under the FHA, VA, FNMA and GNMA are subject to rules and regulations imposed by those agencies.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Descriptions of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. The Notes will be issued under an Indenture dated as of June 9, 1997, among the Company, the Guarantors and American Stock Transfer and Trust Company, as trustee (the "TRUSTEE"), as supplemented (the "INDENTURE"). The following is a summary of the material terms and provisions of the Notes. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and prospective purchasers of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. As used in this "Description of Notes," the term "Company" refers to D.R. Horton, Inc. and not any of its Subsidiaries.

    Definitions of certain terms are set forth under "Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

GENERAL

    The Notes will bear interest from the date the Notes are first issued under the Indenture at the rate PER ANNUM shown on the cover page of this prospectus supplement, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2000, to Holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date. The Notes will mature on April 1, 2005, and will be issued in denominations of $1,000 and integral multiples thereof.

    The Notes will be limited to an aggregate principal amount of $150 million. The Notes will be guaranteed by each of the Guarantors pursuant to the guarantees (the "GUARANTEES") described below. The Guarantors currently do not include our subsidiaries that are engaged in the financial services segment. These subsidiaries currently do not guarantee our other senior notes. In addition, the Notes will not initially be guaranteed by several of our insignificant subsidiaries.

    The Notes will be general unsecured obligations of the Company and rank senior in right of payment to all future Indebtedness of the Company that is, by its terms, expressly subordinated in right of payment to the Notes and PARI PASSU in right of payment with all existing and future unsecured Indebtedness of the Company that is not so subordinated. The Guarantees will be general unsecured obligations of the Guarantors and will rank senior in right of payment to all future Indebtedness of the Guarantors that is, by its terms, expressly subordinated in right of payment to the Guarantees and will rank PARI PASSU in right of payment with all existing and future unsecured Indebtedness of the Guarantors that is not so subordinated.

    Secured creditors of the Company and the Guarantors will have a claim on the assets which secure the obligations of the Company and the Guarantors to such creditors prior to claims of holders of the Notes against those assets. At December 31, 1999, as adjusted to give effect to the results of this offering, which assumes all proceeds will be used to reduce other indebtedness, the Company and the Guarantors would have had approximately $1,152 million (including the Notes) of Indebtedness outstanding, of which $5.9 million would have been secured Indebtedness and none of which would have been subordinated to the Notes.

EQUITY CLAWBACK

    Except as set forth in the following sentence, the Notes will not be redeemable. Pursuant to the equity clawback provision, the Company may redeem Notes, at any time prior to April 1, 2003, with the net cash proceeds of one or more Public Equity Offerings by the Company, at a redemption price equal to
      % of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of redemption; PROVIDED, HOWEVER, that after each such redemption not less than $100 million principal amount of Notes, excluding any Notes held by the Company or any of its Affiliates, remains outstanding. Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Public Equity Offering.

    Selection of the Notes or portions thereof for redemption pursuant to the foregoing shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at the registered address of such Holder. On and after the redemption date, interest ceases to accrue on the Notes or portions thereof called for redemption.

    There will be no sinking fund for the Notes.

THE GUARANTEES

    Each of the Guarantors will (so long as it remains a Restricted Subsidiary) unconditionally guarantee on a joint and several basis all of the Company's obligations under the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantees will be general unsecured obligations of the Guarantors and will rank PARI PASSU with all existing and future unsecured Indebtedness of the Guarantors that is not, by its terms, expressly subordinated in right of payment to the Guarantees. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. Except as provided in "Certain Covenants" below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

    The Indenture will require that each existing and future Restricted Subsidiary be a Guarantor. The Company will be permitted to cause any Unrestricted Subsidiary to be a Guarantor.

    The Indenture will provide that if all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries, or, unless the Company elects otherwise, if any Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor or a designation as an Unrestricted Subsidiary) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

    An Unrestricted Subsidiary that is a Guarantor shall be deemed automatically and unconditionally released and discharged from all obligations under its Guarantee upon notice from the Company to the Trustee to such effect, without any further action required on the part of the Trustee or any Holder.

    A sale of assets or Capital Stock of a Guarantor may constitute an Asset Disposition subject to the "Limitations on Disposition of Assets" covenant.

CERTAIN COVENANTS

    The following is a summary of certain covenants that will be contained in the Indenture. Such covenants will be applicable (unless waived or amended as permitted by the Indenture) so long as any of the Notes are outstanding or until the Notes are defeased pursuant to provisions described under "Defeasance of Indenture."

    REPURCHASE OF NOTES UPON CHANGE OF CONTROL. In the event that there shall occur a Change of Control, each Holder of Notes shall have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's Notes on a date (the "REPURCHASE DATE") that is no later than 90 days after notice of the Change of Control, at 101% of the principal amount thereof plus accrued and unpaid interest to the Repurchase Date.

    On or before the thirtieth day after any Change of Control, the Company is obligated to mail, or cause to be mailed, to all Holders of record of Notes a notice regarding the Change of Control and the repurchase right. The notice shall state the Repurchase Date, the date by which the repurchase right must be exercised, the price for the Notes and the procedure which the Holder must follow to exercise such right. Substantially simultaneously with mailing of the notice, the Company shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise such right, the Holder of such Note must deliver at least ten days prior to the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the Note with respect to which the right is being exercised, duly endorsed for transfer; PROVIDED, HOWEVER, that if mandated by applicable law, a Holder may be permitted to deliver such written notice nearer to the Repurchase Date than may be specified by the Company.

    The Company will comply with applicable law, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder, if applicable, if the Company is required to give a notice of right of repurchase as a result of a Change of Control.

    With respect to any disposition of assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "Limitations on Mergers, Consolidations and Sales of Assets" below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase Notes.

    None of the provisions relating to a repurchase upon a Change of Control is waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not result in a Change of Control, but would increase the amount of Indebtedness outstanding at such time.

    The Indenture will require the payment of money for Notes or portions thereof validly tendered to and accepted for payment by the Company pursuant to a Change of Control offer. In the event that a Change of Control has occurred under the Indenture, a change of control will also have occurred under the indenture governing the Company's 8 3/8% Senior Notes due 2004 and 8% Senior Notes due 2009 and may have also occurred under the indenture governing the Company's 10% Senior Notes due 2006. In addition, a Change of Control may also result in the acceleration of Indebtedness under the Credit Facilities. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes and amounts due under other Indebtedness that the Company may be required to repurchase or repay. After giving effect to this Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the Company would not have sufficient funds available to purchase all of the outstanding Notes pursuant to a Change of Control offer. In the event that the Company were required to purchase outstanding Notes pursuant to a Change of Control offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

    Failure by the Company to purchase the Notes when required upon a Change of Control will result in an Event of Default with respect to the Notes.

    These provisions could have the effect of deterring hostile or friendly acquisitions of the Company where the Person attempting the acquisition views itself as unable to finance the purchase of the principal amount of Notes which may be tendered to the Company upon the occurrence of a Change of Control.

    LIMITATIONS ON INDEBTEDNESS. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary, directly or indirectly, to, create, incur, assume, become liable for or guarantee the payment of (collectively, an "INCURRENCE") any Indebtedness (including Acquired Indebtedness) unless, after giving effect thereto and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 2.0 to 1.0.

    Notwithstanding the foregoing, the provisions of the Indenture will not prevent the incurrence of:

        (1) Permitted Indebtedness,

        (2) Refinancing Indebtedness,

        (3) Non-Recourse Indebtedness,

        (4) any Guarantee of Indebtedness of the Company represented by the Notes and

        (5) any guarantee of Indebtedness incurred under Credit Facilities in compliance with the Indenture.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness may be incurred through the first paragraph of this covenant or by meeting the criteria of one or more of the types of Indebtedness described in the second paragraph of this covenant (or the definitions of the terms used therein), the Company, in its sole discretion,

        (1) may classify such item of Indebtedness under and comply with either of such paragraphs (or any of such definitions), as applicable,

        (2) may classify and divide such item of Indebtedness into more than one of such paragraphs (or definitions), as applicable, and

        (3) may elect to comply with such paragraphs (or definitions), as applicable, in any order.

    The Company will not, and will not cause or permit any Guarantor to, directly or indirectly, in any event incur any Indebtedness that purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated to the Notes or the Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Guarantor, as the case may be.

    LIMITATIONS ON RESTRICTED PAYMENTS. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless:

        (1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

        (2) immediately after giving effect to such Restricted Payment, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitations on Indebtedness" covenant; and

        (3) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments (including the Fair Market Value of any non-cash Restricted Payment) declared or made after the Issue Date does not exceed the sum of:

           (a) 50% of the Consolidated Net Income of the Company on a cumulative basis during the period (taken as one accounting period) from and including February 1, 1999 and ending on the last day of the Company's fiscal quarter immediately preceding the date of such Restricted Payment (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), PLUS

           (b) 100% of the aggregate net cash proceeds of and the fair market value of Property received by the Company from (1) any capital contribution to the Company after June 9, 1997 or any issue or sale after June 9, 1997 of Qualified Stock (other than to any Subsidiary of the Company) and (2) the issue or sale after June 9, 1997 of any Indebtedness or other securities of the Company convertible into or exercisable for Qualified Stock of the Company that have been so converted or exercised, as the case may be, PLUS

           (c) $86.0 million, which is equal to the aggregate principal amount of the Company's 6 7/8% Convertible Subordinated Notes due 2002 that were converted into the Company's Common Equity prior to the Issue Date, PLUS

           (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after June 9, 1997, an amount (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)) equal to the lesser of (x) the return of capital with respect to such Investment (including by dividend, distribution or sale of Capital Stock) and (y) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition or repayment of such Investment (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), PLUS

           (e) with respect to any Unrestricted Subsidiary that is redesignated as a Restricted Subsidiary after June 9, 1997 in accordance with the definition of Unrestricted Subsidiary (so long as the designation of such Subsidiary as an Unrestricted Subsidiary was treated as a Restricted Payment made after June 9, 1997 and only to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), an amount equal to the lesser of (x) the proportionate interest of the Company or a Restricted Subsidiary in an amount equal to the excess of
       (I) the total assets of such Subsidiary, valued on an aggregate basis at the lesser of book value and Fair Market Value thereof, over (II) the total liabilities of such Subsidiary, determined in accordance with GAAP, and (y) the Designation Amount at the time of such Subsidiary's designation as an Unrestricted Subsidiary, PLUS

           (f) $25 million, MINUS

           (g) the aggregate amount of all Restricted Payments (other than Restricted Payments referred to in clause (C) of the immediately succeeding paragraph) made after June 9, 1997 through the Issue Date.

    The foregoing clauses (2) and (3) will not prohibit:

          (A) the payment of any dividend within 60 days of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of the Indenture;

           (B) the repurchase, redemption or retirement of any shares of Capital Stock of the Company in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of Qualified Stock; and

           (C) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company or any Subsidiary held by officers or employees or former officers or employees of the Company or any Subsidiary (or their estates or beneficiaries under their estates) not to exceed $20 million in the aggregate since February 4, 1999;

PROVIDED, HOWEVER, that each Restricted Payment described in clauses (A) and
(B) of this sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the immediately preceding paragraph.

    For purposes of determining the aggregate and permitted amounts of Restricted Payments made, the amount of any guarantee of any Investment in any Person that was initially treated as a Restricted Payment and which was subsequently terminated or expired, net of any amounts paid by the Company or any Restricted Subsidiary in respect of such guarantee, shall be deducted.

    In determining the "fair market value of Property" for purposes of clause (3) of the first paragraph of this covenant, Property other than cash, Cash Equivalents and Marketable Securities shall be deemed to be equal in value to the "equity value" of the Capital Stock or other securities issued in exchange therefor. The "equity value" of such Capital Stock or other securities shall be equal to (i) the number of shares of Common Equity issued in the transaction (or issuable upon conversion or exercise of the Capital Stock or other securities issued in the transaction) multiplied by the closing sale price of the Common Equity on its principal market on the date of the transaction (less, in the case of Capital Stock or other securities which require the payment of consideration at the time of conversion or exercise, the aggregate consideration payable thereupon) or (ii) if the Common Equity is not then traded on the New York Stock Exchange, American Stock Exchange or Nasdaq National Market, or if the Capital Stock or other securities issued in the transaction do not consist of Common Equity (or Capital Stock or other securities convertible into or exercisable for Common Equity), the value of such Capital Stock or other securities as determined by a nationally recognized investment banking firm retained by the Board of Directors of the Company.

    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any property or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Company or any Affiliate of any of the Company's Subsidiaries or any holder of 10% or more of the Common Equity of the Company (including any Affiliates of such holders), in a single transaction or series of related transactions (each, an "AFFILIATE TRANSACTION"), except for any Affiliate Transaction the terms of which are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such a holder or an Affiliate of the Company or any of the Company's Subsidiaries.

    In addition, the Company will not, and will not cause or permit any Restricted Subsidiary to, enter into an Affiliate Transaction unless:

        (1) with respect to any such Affiliate Transaction involving or having a value of more than $5 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and
    (y) either obtained the approval of a majority of the Company's disinterested directors or obtained an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view and

        (2) with respect to any such Affiliate Transaction involving or having a value of more than $25 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and
    (y) delivered to the Trustee an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

    The Indenture will also provide that notwithstanding the foregoing, an Affiliate Transaction will not include:

        (1) any contract, agreement or understanding with, or for the benefit of, or plan for the benefit of, employees of the Company or its Subsidiaries generally (in their capacities as such) that has been approved by the Board of Directors of the Company,

        (2) Capital Stock issuances to directors, officers and employees of the Company or its Subsidiaries pursuant to plans approved by the stockholders of the Company,

        (3) any Restricted Payment otherwise permitted under the "Limitations on Restricted Payments" covenant,

        (4) any transaction between or among the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries (PROVIDED, HOWEVER, no such transaction shall involve any other Affiliate of the Company (other than an Unrestricted Subsidiary to the extent the applicable amount constitutes a Restricted Payment permitted by the Indenture)) and

        (5) any transaction between one or more Restricted Subsidiaries and one or more Unrestricted Subsidiaries where all of the payments to, or other benefits conferred upon, such Unrestricted Subsidiaries are substantially contemporaneously dividended, or otherwise distributed or transferred without charge, to the Company or a Restricted Subsidiary.

    LIMITATIONS ON DISPOSITIONS OF ASSETS. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any Asset Disposition unless:

        (x) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value thereof, and

        (y) not less than 70% of the consideration received by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash, Cash Equivalents and Marketable Securities.

    The amount of any Indebtedness (other than any Indebtedness subordinated to the Notes) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Disposition shall be deemed to be consideration required by clause (y) above for purposes of determining the percentage of such consideration received by the Company or the Restricted Subsidiaries.

    The Net Cash Proceeds of an Asset Disposition shall, within one year, at the Company's election, (a) be used by the Company or a Restricted Subsidiary in the business of the construction and sale of homes conducted by the Company and the Restricted Subsidiaries or any other business of the Company or a Restricted Subsidiary existing at the time of such Asset Disposition or (b) to the extent not so used, be applied to make a Net Cash Proceeds Offer for the Notes and, if the Company or a Restricted Subsidiary elects or is required to do so, repay, purchase or redeem any other unsubordinated Indebtedness (on a pro rata basis if the amount available for such repayment, purchase or redemption is less than the aggregate amount of (i) the principal amount of the Notes tendered in such Net Cash Proceeds Offer and (ii) the lesser of the principal amount, or accreted value, of such other unsubordinated Indebtedness, plus, in each case accrued interest to the date of repayment, purchase or redemption) at 100% of the principal amount or accreted value thereof, as the case may be, plus accrued interest to the date of repurchase or repayment.

    Notwithstanding the foregoing, (A) the Company will not be required to apply such Net Cash Proceeds to the repurchase of Notes in accordance with clause (b) of the preceding sentence except to the extent that such Net Cash Proceeds, together with the aggregate Net Cash Proceeds of prior Asset Dispositions (other than those so used) which have not been applied in accordance with this provision and as to which no prior Net Cash Proceeds Offer shall have been made, exceed 5% of Consolidated Tangible Assets and (B) in connection with any Asset Disposition, the Company and the Restricted Subsidiaries will not be required to comply with the requirements of clause (y) of the first sentence of the first paragraph of this covenant to the extent that the aggregate non-cash consideration received in connection with such Asset Disposition, together with the sum of all non-cash consideration received in connection with all prior Asset Dispositions that has not yet been converted into cash, does not exceed 5% of Consolidated Tangible Assets; PROVIDED, HOWEVER, that when any non-cash consideration is converted into cash, such cash shall constitute Net Cash Proceeds and be subject to the preceding sentence.

    LIMITATIONS ON LIENS. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens, other than Permitted Liens, on any of its Property, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, unless contemporaneously therewith or prior thereto all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligation or liability so secured until such time as such obligation or liability is no longer secured by a Lien.

    LIMITATIONS ON RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, assume or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law or by judicial or regulatory action or by provisions of leases and other agreements that restrict the assignability thereof) on the ability of any Restricted Subsidiary to

        (1) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any other Restricted Subsidiary, or pay interest on or principal of any Indebtedness owed to the Company or any other Restricted Subsidiary,

        (2) make loans or advances to the Company or any other Restricted Subsidiary, or

        (3) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for:

           (a) encumbrances or restrictions existing under or by reason of applicable law,

           (b) covenants or restrictions contained in Indebtedness in effect on the date of the Indenture as such covenants or restrictions are in effect on such date,

           (c) any restrictions or encumbrances arising under Acquired Indebtedness; PROVIDED, that such encumbrance or restriction applies only to either the assets that were subject to the restriction or encumbrance at the time of the acquisition or the obligor on such Indebtedness and its Subsidiaries,

           (d) any restrictions or encumbrances arising in connection with Refinancing Indebtedness; PROVIDED, HOWEVER, that any restrictions and encumbrances of the type described in this clause (d) that arise under such Refinancing Indebtedness shall not be materially more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded, refinanced, replaced or extended,

           (e) any Permitted Lien, or any other agreement restricting the sale or other disposition of property, securing Indebtedness permitted by the Indenture if such Permitted Lien or agreement does not expressly restrict the ability of a Subsidiary of the Company to pay dividends or make or repay loans or advances prior to default thereunder,

           (f) reasonable and customary borrowing base covenants set forth in agreements evidencing Indebtedness otherwise permitted by the Indenture,

           (g) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Restricted Subsidiary, and

           (h) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

    LIMITATIONS ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS. The Indenture will provide that neither the Company nor any Guarantor will consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including, without limitation, by way of liquidation or dissolution), or assign any of its obligations under the Notes, the Guarantees or the Indenture (as an entirety or substantially in one transaction or in a series of related transactions), to any Person (in each case other than in a transaction in which the Company or a Restricted Subsidiary is the survivor of a consolidation or merger, or the transferee in a sale, lease, conveyance or other disposition) unless:

        (1) the Person formed by or surviving such consolidation or merger (if other than the Company or the Guarantor, as the case may be), or to which such sale, lease, conveyance or other disposition or assignment will be made (collectively, the "SUCCESSOR"), is a corporation or other legal entity organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company or the Guarantor, as the case may be, under the Notes or a Guarantee, as the case may be, and the Indenture,

        (2) immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing,

        (3) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a PRO FORMA basis, the Consolidated Net Worth of the Company or the Successor (in the case of a transaction involving the Company), as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction (exclusive of any adjustments to Consolidated Net Worth attributable to transaction costs) less any amount treated as a Restricted Payment in connection with such transaction in accordance with the Indenture and

        (4) unless prior to such transaction the Notes are rated Investment Grade by both Rating Agencies (after which this clause (4) shall not apply), immediately after giving effect to such transaction, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant.

    The foregoing provisions shall not apply to:

           (a) a transaction involving the sale or disposition of Capital Stock of a Guarantor, or the consolidation or merger of a Guarantor, or the sale, lease, conveyance or other disposition of all or substantially all of the assets of a Guarantor, that in any such case results in such Guarantor being released from its Guarantee as provided under "The Guarantees" above, or

           (b) a transaction the purpose of which is to change the state of incorporation of the Company or any Guarantor.

    REPORTS TO HOLDERS OF NOTES. The Company shall file with the Commission the annual reports and the information, documents and other reports required to be filed pursuant to Section 13 or 15(d) of the Exchange Act. The Company shall file with the Trustee and mail to each Holder of record of Notes such reports, information and documents within 15 days after it files them with the Commission. In the event that the Company is no longer subject to these periodic requirements of the Exchange Act, it will nonetheless continue to file reports with the Commission and the Trustee and mail such reports to each Holder of Notes as if it were subject to such reporting requirements. Regardless of whether the Company is required to furnish such reports to its stockholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" written report, similar to those that would have been required to appear in annual or quarterly reports, to be delivered to Holders of Notes.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture:

        (1) the failure by the Company to pay interest on any Note when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

        (2) the failure by the Company to pay the principal or premium of any Note when the same becomes due and payable at maturity, upon acceleration or otherwise;

        (3) the failure by the Company or any Restricted Subsidiary to comply with any of its agreements or covenants in, or provisions of, the Notes, the Guarantees or the Indenture and such failure continues for the period and after the notice specified below (except in the case of a default under covenants described under "Certain Covenants--Repurchase of Notes upon Change of Control" and "Limitations on Mergers, Consolidations and Sales of Assets," which will constitute Events of Default with notice but without passage of time);

        (4) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary that has an outstanding principal amount of $25 million or more, individually or in the aggregate, and such acceleration does not cease to exist, or such Indebtedness is not satisfied, in either case within 30 days after such acceleration;

        (5) the failure by the Company or any Restricted Subsidiary to make any principal or interest payment in an amount of $25 million or more, individually or in the aggregate, in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary within 30 days of such principal or interest becoming due and payable (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

        (6) a final judgment or judgments that exceed $25 million or more, individually or in the aggregate, for the payment of money having been entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments is not satisfied, stayed, annulled or rescinded within 60 days of being entered;

        (7) the Company or any Restricted Subsidiary that is a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

          (A) commences a voluntary case,

           (B) consents to the entry of an order for relief against it in an involuntary case,

           (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

          (D) makes a general assignment for the benefit of its creditors;

        (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (A) is for relief against the Company or any Restricted Subsidiary that is a Significant Subsidiary as debtor in an involuntary case,

           (B) appoints a Custodian of the Company or any Restricted Subsidiary that is a Significant Subsidiary or a Custodian for all or substantially all of the property of the Company or any Restricted Subsidiary that is a Significant Subsidiary, or

           (C) orders the liquidation of the Company or any Restricted Subsidiary that is a Significant Subsidiary,

    and the order or decree remains unstayed and in effect for 60 days; or

        (9) any Guarantee of a Guarantor which is a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor from its Guarantee in accordance with the terms of the Indenture and the Guarantee).

    A Default as described in subclause (3) above will not be deemed an Event of Default until the Trustee notifies the Company, or the Holders of at least
25 percent in principal amount of the then outstanding Notes notify the Company and the Trustee, of the Default and (except in the case of a default with respect to covenants described under "Certain Covenants--Repurchase of Notes upon Change of Control" and "Limitations on Mergers, Consolidations and Sales of Assets") the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." If such a Default is cured within such time period, it ceases.

    If an Event of Default (other than an Event of Default with respect to the Company resulting from subclauses (7) or (8) above), shall have occurred and be continuing under the Indenture, the Trustee by notice to the Company, or the Holders of at least 25 percent in principal amount of the Notes then outstanding by notice to the Company and the Trustee, may declare all Notes to be due and payable immediately. Upon such declaration of acceleration, the amounts due and payable on the Notes will be due and payable immediately. If an Event of Default with respect to the Company specified in subclauses (7) or (8) above occurs, such an amount will IPSO FACTO become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee and the Company or any Holder.

    The Holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee and the Company may waive any Default or Event of Default (other than any Default or Event of Default in payment of principal or interest) on the Notes under the Indenture. Holders of a majority in principal amount of the then outstanding Notes may rescind an acceleration and its consequence (except an acceleration due to nonpayment of principal or interest on the Notes) if the rescission would not conflict with any judgment or decree and if all existing Events of Default (other than the non-payment of accelerated principal) have been cured or waived.

    The Holders may not enforce the provisions of the Indenture, the Notes or the Guarantees except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power, PROVIDED, HOWEVER, that such direction does not conflict with the terms of the Indenture. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Notes or that resulted from the failure to comply with the covenant entitled "Repurchase of Notes upon Change of Control") if the Trustee determines that withholding such notice is in the Holders' interest.

    The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default, a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. In addition, the Company is required to deliver to the Trustee prompt written notice of the occurrence of any Default or Event of Default.

DEFEASANCE OF INDENTURE

    The Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture, other than the obligation to pay interest on and the principal of the Notes and certain other obligations, at any time by

        (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

        (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

    In addition, the Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture (including the obligations to pay interest on and the principal of the Notes and certain other obligations), at any time by

        (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

        (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

AMENDMENT, SUPPLEMENT AND WAIVER

    Subject to certain exceptions, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of the Indenture may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding. Without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees to cure any ambiguity, defect or inconsistency; to comply with the "Limitations on Mergers, Consolidations and Sales of Assets" covenant set forth in the Indenture; to provide for uncertificated Notes in addition to or in place of certificated Notes; to make any change that does not adversely affect the legal rights of any Holder; or to delete a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable on its Guarantee.

    Without the consent of each Holder affected, the Company and the Trustee may not:

        (1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver,

        (2) reduce the rate of or change the time for payment of interest, including default interest, on any Note,

        (3) reduce the principal of or change the fixed maturity of any Note or alter the provisions (including related definitions) with respect to redemptions described under "Optional Redemption" or with respect to mandatory offers to repurchase Notes described under "Limitations on Dispositions of Assets" or "Repurchase of Notes upon Change of Control,"

        (4) make any Note payable in money other than that stated in the Note,

        (5) make any change in the "Waiver of Past Defaults and Compliance with Indenture Provisions," "Rights of Holders to Receive Payment" or the "With Consent of Holders" sections set forth in the Indenture,

        (6) modify the ranking or priority of the Notes or any Guarantee,

        (7) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture, or

        (8) waive a continuing Default or Event of Default in the payment of principal of or interest on the Notes.

    The right of any Holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such Holder) may be subject to the requirement that such Holder shall have been the Holder of record of any Notes with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to Holders in accordance with the terms of the Indenture.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as transfer agent for the common stock and as trustee for other debt securities of the Company.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York without giving effect to principles of conflict of laws.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all terms used in the Indenture.

    "ACQUIRED INDEBTEDNESS" means (1) with respect to any Person that becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) after the Issue Date, Indebtedness of such Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into the Company or any Restricted Subsidiary) and (2) with respect to the Company or any Restricted Subsidiary, any Indebtedness expressly assumed by the Company or any Restricted Subsidiary in connection with the acquisition of any assets from another Person (other than the Company or any Restricted Subsidiary), which Indebtedness was not incurred by such other Person in connection with or in contemplation of such acquisition. Indebtedness incurred in connection with or in contemplation of any transaction described in clause (1) or (2) of the preceding sentence shall be deemed to have been incurred by the Company or a Restricted Subsidiary, as the case may be, at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) in the case of clause (1) or at the time of the acquisition of such assets in the case of clause (2), but shall not be deemed Acquired Indebtedness.

    "AFFILIATE" means, when used with reference to a specified Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person specified.

    "ASSET ACQUISITION" means (1) an Investment by the Company or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into the Company or any Restricted Subsidiary or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person, which constitute all or substantially all of the assets or of an operating unit or line of business of such Person or which is otherwise outside the ordinary course of business.

    "ASSET DISPOSITION" means any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback or sale of shares of Capital Stock in any Subsidiary) (each, a "TRANSACTION") by the Company or any Restricted Subsidiary to any

Person of any Property having a fair market value in any transaction or series of related transactions of at least $10 million. The term "ASSET DISPOSITION" shall not include:

        (1) a transaction between the Company and any Restricted Subsidiary or a transaction between Restricted Subsidiaries,

        (2) a transaction in the ordinary course of business, including, without limitation, sales (directly or indirectly), dedications and other donations to governmental authorities, leases and sales and leasebacks of (A) homes, improved land and unimproved land and (B) real estate (including related amenities and improvements),

        (3) a transaction involving the sale of Capital Stock of, or the disposition of assets in, an Unrestricted Subsidiary,

        (4) any exchange or swap of assets of the Company or any Restricted Subsidiary for assets that (x) are to be used by the Company or any Restricted Subsidiary in the ordinary course of its Real Estate Business and
    (y) have a Fair Market Value not less than the Fair Market Value of the assets exchanged or swapped,

        (5) any sale, transfer, conveyance, lease or other disposition of assets and properties of the Company that is governed by the provisions relating to "Limitations on Mergers, Consolidation and Sales of Assets," or

        (6) dispositions of mortgage loans and related assets and mortgage-backed securities in the ordinary course of a mortgage lending business.

    "ATTRIBUTABLE DEBT" means, with respect to any Capitalized Lease Obligations, the capitalized amount thereof determined in accordance with GAAP.

    "BANKRUPTCY LAW" means title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

    "CAPITAL STOCK" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of or in such Person's capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Disqualified Stock and Preferred Stock.

    "CAPITALIZED LEASE OBLIGATIONS" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

    "CASH EQUIVALENTS" means:

        (1) U.S. dollars;

        (2) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of one year or less from the date of acquisition;

        (3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

        (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

        (5) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, respectively, and in each case maturing within six months after the date of acquisition; and

        (6) investments in money market funds substantially all of the assets of which consist of securities described in the foregoing clauses (1) through
    (5).

    "CHANGE OF CONTROL" means

        (1) any sale, lease or other transfer (in one transaction or a series of transactions) of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person (other than a Restricted Subsidiary); PROVIDED, HOWEVER, that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of such Person immediately after such transaction shall not be a Change of Control;

        (2) a "person" or "group" (within the meaning of Section 13(d) of the Exchange Act (other than (x) the Company or (y) Donald R. Horton, Terrill J. Horton, or their respective wives, children, grandchildren and other descendants, or any trust or other entity formed or controlled by any of such individuals)) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Common Equity of the Company representing more than 50% of the voting power of the Common Equity of the Company;

        (3) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or

        (4) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; PROVIDED, HOWEVER, that a liquidation or dissolution of the Company which is part of a transaction that does not constitute a Change of Control under the proviso contained in clause (1) above shall not constitute a Change of Control.

    "COMMON EQUITY" of any Person means Capital Stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or
(2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

    "CONSOLIDATED ADJUSTED TANGIBLE ASSETS" of the Company as of any date means the Consolidated Tangible Assets of the Company and the Restricted Subsidiaries at the end of the fiscal quarter immediately preceding the date less any assets securing any Non-Recourse Indebtedness, as determined in accordance with GAAP.

    "CONSOLIDATED CASH FLOW AVAILABLE FOR FIXED CHARGES" means, for any period, on a consolidated basis for the Company and the Restricted Subsidiaries, Consolidated Net Income for such period plus (each to the extent deducted in calculating such Consolidated Net Income and determined in accordance with GAAP) the sum for such period, without duplication, of:

        (1) income taxes,

        (2) Consolidated Interest Expense,

        (3) depreciation and amortization expenses and other non-cash charges to earnings and

        (4) interest and financing fees and expenses which were previously capitalized and which are amortized to cost of sales, MINUS all other non-cash items (other than the receipt of notes receivable) increasing such Consolidated Net Income.

    "CONSOLIDATED FIXED CHARGE COVERAGE RATIO" means, with respect to any determination date, the ratio of (x) Consolidated Cash Flow Available for Fixed Charges for the prior four full fiscal quarters (the "FOUR QUARTER PERIOD") for which financial results have been reported immediately preceding the determination date (the "TRANSACTION DATE"), to (y) the aggregate Consolidated Interest Incurred for the Four Quarter Period. For purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Interest Incurred" shall be calculated after giving effect on a PRO FORMA basis for the period of such calculation to

        (1) the incurrence or the repayment, repurchase, defeasance or other discharge or the assumption by another Person that is not an Affiliate (collectively, "REPAYMENT") of any Indebtedness of the Company or any Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation, and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, except that Indebtedness under revolving credit facilities shall be deemed to be the average daily balance of such Indebtedness during the Four Quarter Period (as reduced on such PRO FORMA basis by the application of any proceeds of the incurrence of Indebtedness giving rise to the need to make such calculation);

        (2) any Asset Disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any Restricted Subsidiary (including any Person that becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring Acquired Indebtedness at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Disposition or Asset Acquisition (including the incurrence or repayment of any such Indebtedness) and the inclusion, notwithstanding clause (2) of the definition of "Consolidated Net Income," of any Consolidated Cash Flow Available for Fixed Charges associated with such Asset Acquisition as if it occurred on the first day of the Four Quarter Period; PROVIDED, HOWEVER, that the Consolidated Cash Flow Available for Fixed Charges associated with any Asset Acquisition shall not be included to the extent the net income so associated would be excluded pursuant to the definition of "Consolidated Net Income," other than clause (2) thereof, as if it applied to the Person or assets involved before they were acquired; and

        (3) the Consolidated Cash Flow Available for Fixed Charges and the Consolidated Interest Incurred attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded.

    Furthermore, in calculating "Consolidated Cash Flow Available for Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

           (a) interest on Indebtedness in respect of which a PRO FORMA calculation is required that is determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate PER ANNUM equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

           (b) notwithstanding clause (a) above, interest on such Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Protection Agreements, shall be deemed to accrue at the rate PER ANNUM resulting after giving effect to the operation of such agreements.

    "CONSOLIDATED INTEREST EXPENSE" of the Company for any period means the Interest Expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED INTEREST INCURRED" for any period means the Interest Incurred of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" for any period means the aggregate net income (or loss) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; PROVIDED that there will be excluded from such net income (loss) (to the extent otherwise included therein), without duplication:

        (1) the net income (or loss) of (x) any Unrestricted Subsidiary (other than a Mortgage Subsidiary) or (y) any Person (other than a Restricted Subsidiary) in which any Person other than the Company or any Restricted Subsidiary has an ownership interest, except, in each case, to the extent that any such income has actually been received by the Company or any Restricted Subsidiary in the form of cash dividends or similar cash distributions during such period, which dividends or distributions are not in excess of the Company's or such Restricted Subsidiary's (as applicable) pro rata share of such Unrestricted Subsidiary's or such other Person's net income earned during such period,

        (2) except to the extent includable in Consolidated Net Income pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries (except, in the case of an Unrestricted Subsidiary that is redesignated a Restricted Subsidiary during such period, to the extent of its retained earnings from the beginning of such period to the date of such redesignation) or (b) the assets of such Person are acquired by the Company or any Restricted Subsidiary,

        (3) the net income of any Restricted Subsidiary to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary during such period,

        (4) the gains or losses, together with any related provision for taxes, realized during such period by the Company or any Restricted Subsidiary resulting from (a) the acquisition of securities, or extinguishment of Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Disposition by the Company or any Restricted Subsidiary,

        (5) any extraordinary gain or loss together with any related provision for taxes, realized by the Company or any Restricted Subsidiary, and

        (6) any non-recurring expense recorded by the Company or any Restricted Subsidiary in connection with a merger accounted for as a "pooling-of-interests" transaction;

PROVIDED, FURTHER, that for purposes of calculating Consolidated Net Income solely as it relates to clause (3) of the first paragraph of the "Limitations on Restricted Payments" covenant, clause (4)(b) above shall not be applicable.

    "CONSOLIDATED NET WORTH" of any Person as of any date means the stockholders' equity (including any Preferred Stock that is classified as equity under GAAP, other than Disqualified Stock) of such Person and its Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less any amount attributable to Unrestricted Subsidiaries.

    "CONSOLIDATED TANGIBLE ASSETS" of the Company as of any date means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable reserves) on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less (1) Intangible Assets and (2) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries.

    "CONTINUING DIRECTOR" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors on the Board of Directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

    "CONTROL", when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "CONTROLLING" and "CONTROLLED" have meanings correlative to the foregoing.

    "CREDIT FACILITIES" means, collectively, each of the credit facilities and guidance lines of credit of the Company or one or more Restricted Subsidiaries in existence on the date of the Indenture and one or more other facilities or guidance lines of credit among or between the Company or one or more Restricted Subsidiaries and one or more lenders pursuant to which the Company or any Restricted Subsidiary may incur indebtedness for working capital and general corporate purposes (including acquisitions), as any such facility or line of credit may be amended, restated, supplemented or otherwise modified from time to time, and includes any agreement extending the maturity of, increasing the amount of, or restructuring, all or any portion of the Indebtedness under any such facility or line of credit or any successor facilities or lines of credit and includes any facility or line of credit with one or more lenders refinancing or replacing all or any portion of the Indebtedness under any such facility or line of credit or any successor facility or line of credit.

    "CURRENCY AGREEMENT" of any Person means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in currency values.

    "CUSTODIAN" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

    "DEFAULT" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

    "DESIGNATION AMOUNT" has the meaning provided in the definition of Unrestricted Subsidiary.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes or (2) is convertible into or exchangeable or exercisable for (whether at the option of the issuer or the holder thereof) (a) debt securities or (b) any Capital Stock referred to in (1) above, in each case, at any time prior to the final maturity date of the Notes; PROVIDED, HOWEVER, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Stock if the change in control provisions applicable to such Capital Stock are no more favorable to such holders than the provisions described under the caption "Certain Covenants--Repurchase of Notes upon Change of Control" and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of the Notes as are required pursuant to the provisions described under the caption "Certain Covenants--Repurchase of Notes upon Change of Control."

    "EVENT OF DEFAULT" has the meaning set forth in "Events of Default."

    "FAIR MARKET VALUE" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm's-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Company or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United Suites, as in effect on the date of the Indenture.

    "GUARANTEE" means the guarantee of the Notes by each Guarantor under the Indenture.

    "GUARANTORS" means (i) initially, each of:

           C. Richard Dobson Builders, Inc., a Virginia corporation;
           CH Investments of Texas, Inc., a Delaware corporation;
           CHI Construction Company, an Arizona corporation;
           CHTEX of Texas, Inc., a Delaware corporation;
           Continental Homes, Inc., a Delaware corporation;
           Continental Homes of Florida, Inc., a Florida corporation;
           Continental Homes of Texas, L.P., a Texas limited partnership (formerly Continental Homes of Austin, L.P., a
             Texas limited partnership);
           Continental Residential, Inc., a California corporation;
           D.R. Horton, Inc.--Birmingham, an Alabama corporation;
           D.R. Horton, Inc.--Chicago, a Delaware corporation;
           D.R. Horton, Inc.--Denver, a Delaware corporation;
           D.R. Horton, Inc.--Greensboro, a Delaware corporation;
           D.R. Horton, Inc.--Louisville, a Delaware corporation;
           D.R. Horton, Inc.--Minnesota, a Delaware corporation;
           D.R. Horton, Inc.--New Jersey, a Delaware corporation;
           D.R. Horton, Inc.--Portland, a Delaware corporation;
           D.R. Horton, Inc.--Sacramento, a California corporation;
           D.R. Horton, Inc.--San Diego, a Delaware corporation;
           D.R. Horton--Texas, Ltd., a Texas limited partnership;
           D.R. Horton, Inc.--Torrey, a Delaware corporation;

           D.R. Horton Los Angeles Holding Company, Inc., a California
             corporation;
           D.R. Horton Management Company, Ltd., a Texas limited
             partnership;
           D.R. Horton San Diego Holding Company, Inc., a California
             corporation;
           DRH Cambridge Homes, Inc., a California corporation
             (formerly D.R. Horton Sacramento Management
             Company, Inc.);
           DRH Construction, Inc., a Delaware corporation;
           DRH Tucson Construction, Inc., a Delaware corporation;
           DRHI, Inc., a Delaware corporation;
           KDB Homes, Inc., a Delaware corporation;
           Meadows I, Ltd., a Delaware corporation;
           Meadows II, Ltd., a Delaware corporation;
           Meadows IX, Inc., a New Jersey corporation;
           Meadows X, Inc., a New Jersey corporation;
           SGS Communities at Grande Quay, L.L.C., a New Jersey limited liability company;

and (ii) each of the Company's Subsidiaries which becomes a guarantor of the Notes pursuant to the provisions of the Indenture.

    "HOLDER" means the Person in whose name a Note is registered in the books of the Registrar for the Notes.

    "INDEBTEDNESS" of any Person means, without duplication,

        (1) any liability of such Person (a) for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments (other than standby letters of credit or similar instruments issued for the benefit of or surety, performance, completion or payment bonds, earnest money notes or similar purpose undertakings or indemnifications issued by, such Person in the ordinary course of business),
    (b) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures (other than any obligation to pay a contingent purchase price which, as of the date of incurrence thereof is not required to be recorded as a liability in accordance with GAAP), or (c) in respect of Capitalized Lease Obligations (to the extent of the Attributable Debt in respect thereof),

        (2) any Indebtedness of others that such Person has guaranteed to the extent of the guarantee,

        (3) to the extent not otherwise included, the obligations of such Person under Currency Agreements or Interest Protection Agreements to the extent recorded as liabilities not constituting Interest Incurred, net of amounts recorded as assets in respect of such agreements, in accordance with GAAP, and

        (4) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

PROVIDED, that Indebtedness shall not include accounts payable, liabilities to trade creditors of such Person or other accrued expenses arising in the ordinary course of business. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations as described above, net of any unamortized discount to be accounted for as Interest Expense, in accordance with GAAP, (b) the maximum liability of such Person for any contingent obligations under clause (2) above at such date, net of any unamortized discount to be accounted for as Interest Expense in accordance with GAAP, and (c) in the case of clause (4) above, the lesser of (x) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (y) the amount of the Indebtedness secured.

    "INTANGIBLE ASSETS" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their prior carrying value (other than write-ups which occurred prior to the Issue Date and other than, in connection with the acquisition of an asset, the write-up of the value of such asset (within one year of its acquisition) to its fair market value in accordance with GAAP) and all other items which would be treated as intangible on the consolidated balance sheet of the Company and the Restricted Subsidiaries prepared in accordance with GAAP.

    "INTEREST EXPENSE" of any Person for any period means, without duplication, the aggregate amount of (i) interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on an income statement for such Person (including, without limitation, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs (but reduced by net gains) associated with Currency Agreements and Interest Protection Agreements, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest and other charges amortized to cost of sales), and
(ii) all interest actually paid by the Company or a Restricted Subsidiary under any guarantee of Indebtedness (including, without limitation, a guarantee of principal, interest or any combination thereof) of any Person other than the Company or any Restricted Subsidiary during such period; PROVIDED, that Interest Expense shall exclude any expense associated with the complete write-off of financing fees and expenses in connection with the repayment of any Indebtedness.

    "INTEREST INCURRED" of any Person for any period means, without duplication, the aggregate amount of (1) Interest Expense and (2) all capitalized interest and amortized debt issuance costs.

    "INTEREST PROTECTION AGREEMENT" of any Person means any interest rate swap agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates with respect to Debt permitted to be incurred under the Indenture.

    "INVESTMENT GRADE" shall mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

    "INVESTMENTS" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments in any other Person (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

    "ISSUE DATE" means the date on which the Notes are originally issued under the Indenture.

    "LIEN" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, a Person shall be deemed to own, subject to a Lien, any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

    "MARKETABLE SECURITIES" means (a) equity securities that are listed on the New York Stock Exchange, the American Stock Exchange or The Nasdaq National Market and (b) debt securities that are rated by a nationally recognized rating agency, listed on the New York Stock Exchange or the American Stock Exchange or covered by at least two reputable market makers.

    "MOODY'S" means Moody's Investors Service, Inc. or any successor to its debt rating business.

    "MORTGAGE SUBSIDIARY" means any Subsidiary of the Company substantially all of whose operations consist of the mortgage lending business.

    "NET CASH PROCEEDS" means, with respect to an Asset Disposition, cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise (including any cash received upon sale or disposition of such note or receivable), but only as and when received), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property disposed of in such Asset Disposition or received in any other non-cash form unless and until such non-cash consideration is converted into cash therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Disposition, and in each case net of a reasonable reserve for the after-tax cost of any indemnification or other payments (fixed and contingent) attributable to the seller's indemnities or other obligations to the purchaser undertaken by the Company or any of its Restricted Subsidiaries in connection with such Asset Disposition, and net of all payments made on any Indebtedness which is secured by or relates to such Property, in accordance with the terms of any Lien or agreement upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all contractually required distributions and payments made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition.

    "NON-RECOURSE INDEBTEDNESS" with respect to any Person means Indebtedness of such Person for which (1) the sole legal recourse for collection of principal and interest on such Indebtedness is against the specific property identified in the instruments evidencing or securing such Indebtedness and such property was acquired with the proceeds of such Indebtedness or such Indebtedness was incurred within 90 days after the acquisition of such property and (2) no other assets of such Person may be realized upon in collection of principal or interest on such Indebtedness. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for
(a) environmental warranties and indemnities, or (b) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics' liens.

    "PERMITTED INDEBTEDNESS" means

        (1) Indebtedness under Credit Facilities which does not exceed $675 million principal amount outstanding at any one time;

        (2) Indebtedness in respect of obligations of the Company and its Subsidiaries to the trustees under indentures for debt securities;

        (3) intercompany debt obligations of the Company to any Restricted Subsidiary and of any Restricted Subsidiary to the Company or any other Restricted Subsidiary; PROVIDED, HOWEVER, that any Indebtedness of any Restricted Subsidiary or the Company owed to any Restricted Subsidiary that ceases to be a Restricted Subsidiary shall be deemed to be incurred and shall be treated as an incurrence for purposes of the first paragraph of the covenant described under "Limitations on

    Indebtedness" at the time the Restricted Subsidiary in question ceases to be a Restricted Subsidiary;

        (4) Indebtedness of the Company or any Restricted Subsidiary under any Currency Agreements or Interest Protection Agreements in a notional amount no greater than the payments due (at the time the related Currency Agreement or Interest Protection Agreement is entered into) with respect to the Indebtedness or currency being hedged;

        (5) Purchase Money Indebtedness;

        (6) Capitalized Lease Obligations;

        (7) obligations for, pledge of assets in respect of, and guaranties of, bond financings of political subdivisions or enterprises thereof in the ordinary course of business;

        (8) Indebtedness secured only by office buildings owned or occupied by the Company or any Restricted Subsidiary, which Indebtedness does not exceed $20 million aggregate principal amount outstanding at any one time;

        (9) Indebtedness under warehouse lines of credit, repurchase agreements and Indebtedness secured by mortgage loans and related assets of mortgage lending Subsidiaries in the ordinary course of a mortgage lending business; and

        (10) Indebtedness of the Company or any Restricted Subsidiary which, together with all other Indebtedness under this clause (10), does not exceed $30 million aggregate principal amount outstanding at any one time.

    "PERMITTED INVESTMENT" means

        (1) Cash Equivalents;

        (2) any Investment in the Company or any Restricted Subsidiary or any Person that becomes a Restricted Subsidiary as a result of such Investment or that is consolidated or merged with or into, or transfers all or substantially all of the assets of it or an operating unit or line of business to, the Company or a Restricted Subsidiary;

        (3) any receivables, loans or other consideration taken by the Company or any Restricted Subsidiary in connection with any asset sale otherwise permitted by the Indenture;

        (4) Investments received in connection with any bankruptcy or reorganization proceeding, or as a result of foreclosure, perfection or enforcement of any Lien or any judgment or settlement of any Person in exchange for or satisfaction of Indebtedness or other obligations or other property received from such Person, or for other liabilities or obligations of such Person created, in accordance with the terms of the Indenture;

        (5) Investments in Currency Agreements or Interest Protection Agreements described in the definition of Permitted Indebtedness;

        (6) any loan or advance to an executive officer or director of the Company or any Restricted Subsidiary made in the ordinary course of business; PROVIDED, HOWEVER, that any such loan or advance exceeding
    $1 million shall have been approved by the Board of Directors of the Company or a committee thereof consisting of disinterested members;

        (7) Investments in joint ventures in a Real Estate Business with unaffiliated third parties in an aggregate amount at any time outstanding not to exceed 10% of Consolidated Tangible Assets at such time;

        (8) Investments in interests in issuances of collateralized mortgage obligations, mortgages, mortgage loan servicing or other mortgage related assets; and

        (9) Investments in an aggregate amount outstanding not to exceed $75 million.

    "PERMITTED LIENS" means:

        (1) Liens for taxes, assessments or governmental or quasi-government charges or claims that (a) are not yet delinquent, (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required, or (c) encumber solely property abandoned or in the process of being abandoned,

        (2) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other Liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable, either (a) are not yet delinquent or
    (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required,

        (3) Liens (other than any Lien imposed by the Employer Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security,

        (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, development obligations, progress payments, government contacts, utility services, developer's or other obligations to make on-site or off-site improvements and other obligations of like nature (exclusive of obligations for the payment of borrowed money but including the items referred to in the parenthetical in clause (1)(a) of the definition of "Indebtedness"), in each case incurred in the ordinary course of business of the Company and the Restricted Subsidiaries,

        (5) attachment or judgment Liens not giving rise to a Default or an Event of Default,

        (6) easements, dedications, assessment district or similar liens in connection with municipal or special district financing, rights-of-way, restrictions, reservations and other similar charges, burdens, and other similar charges or encumbrances not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

        (7) zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Company and the Restricted Subsidiaries,

        (8) Liens securing Indebtedness incurred pursuant to clause (8) or
    (9) of the definition of Permitted Indebtedness,

        (9) Liens securing Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the Indenture; PROVIDED,that the aggregate amount of all consolidated Indebtedness of the Company and the Restricted Subsidiaries (including, with respect to Capitalized Lease Obligations, the Attributable Debt in respect thereof) secured by Liens (other than Non-Recourse Indebtedness and Indebtedness incurred pursuant to clause (9) of the definition of Permitted Indebtedness) shall not exceed 40% of Consolidated Adjusted Tangible Assets at any one time outstanding (after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof),

        (10) Liens securing Non-Recourse Indebtedness of the Company or any Restricted Subsidiary; PROVIDED, that such Liens apply only to the property financed out of the net proceeds of such Non-Recourse Indebtedness within 90 days after the incurrence of such Non-Recourse Indebtedness,

        (11) Liens securing Purchase Money Indebtedness; provided that such Liens apply only to the property acquired, constructed or improved with the proceeds of such Purchase Money Indebtedness within 90 days after the incurrence of such Purchase Money Indebtedness,

        (12) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness of the Company or any Restricted Subsidiary owing to the Company or one or more Restricted Subsidiaries,

        (13) leases or subleases granted to others not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

        (14) purchase money security interests (including, without limitation, Capitalized Lease Obligations); PROVIDED, that such Liens apply only to the Property acquired and the related Indebtedness is incurred within 90 days after the acquisition of such Property,

        (15) any right of first refusal, right of first offer, option, contract or other agreement to sell an asset; PROVIDED, that such sale is not otherwise prohibited under the Indenture,

        (16) any right of a lender or lenders to which the Company or a Restricted Subsidiary may be indebted to offset against, or appropriate and apply to the payment of such, Indebtedness any and all balances, credits, deposits, accounts or money of the Company or a Restricted Subsidiary with or held by such lender or lenders or its Affiliates,

        (17) any pledge or deposit of cash or property in conjunction with obtaining surety, performance, completion or payment bonds and letters of credit or other similar instruments or providing earnest money obligations, escrows or similar purpose undertakings or indemnifications in the ordinary course of business of the Company and its Restricted Subsidiaries,

        (18) Liens for homeowner and property owner association developments and assessments,

        (19) Liens securing Refinancing Indebtedness; PROVIDED, that such Liens extend only to the assets securing the Indebtedness being refinanced, and

        (20) Liens incurred in the ordinary course of business as security for the obligations of the Company and its Restricted Subsidiaries with respect to indemnification in respect of title insurance providers.

    "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PREFERRED STOCK" of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

    "PROPERTY" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person, whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

    "PUBLIC EQUITY OFFERING" means an underwritten public offering of Common Equity of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8 or any successor form).

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price, or the cost of construction or improvement, of any property to be used in the ordinary course of business by the Company and the Restricted Subsidiaries; PROVIDED, HOWEVER, that (1) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred no later than 90 days after the acquisition of such property or completion of such construction or improvement.

    "QUALIFIED STOCK" means Capital Stock of the Company other than Disqualified Stock.

    "RATING AGENCIES" shall mean (1) S&P and (2) Moody's.

    "REAL ESTATE BUSINESS" means homebuilding, housing construction, real estate development or construction and related real estate activities, including the provision of mortgage financing or title insurance.

    "REFINANCING INDEBTEDNESS" means Indebtedness (to the extent not Permitted Indebtedness) that refunds, refinances or extends any Indebtedness of the Company or any Restricted Subsidiary (to the extent not Permitted Indebtedness) outstanding on the Issue Date or other Indebtedness (to the extent not Permitted Indebtedness) permitted to be incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, but only to the extent that

        (1) the Refinancing Indebtedness is subordinated to the Notes or the Guarantees, as the case may be, to the same extent as the Indebtedness being refunded, refinanced or extended, if at all,

        (2) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended or
    (b) after the maturity date of the Notes,

        (3) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, and

        (4) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended.

    "RESTRICTED PAYMENT" means any of the following:

        (1) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than
    (a) dividends or distributions payable solely in Qualified Stock and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Company or to a Restricted Subsidiary);

        (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than a payment made to the Company or any Restricted Subsidiary); and

        (3) any Investment (other than any Permitted Investment), including any Investment in an Unrestricted Subsidiary (including by the designation of a Subsidiary of the Company as an Unrestricted Subsidiary).

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company which is not an Unrestricted Subsidiary.

    "S&P" means Standard and Poor's Ratings Group or any successor to its debt rating business.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary of the Company which would constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

    "SUBSIDIARY" of any Person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is at the time directly or indirectly owned or controlled by such Person.

    "TRUSTEE" means the party named as such above until a successor replaces such party in accordance with the applicable provisions of the Indenture and thereafter means the successor serving hereunder.

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company so designated by a resolution adopted by the Board of Directors of the Company or a duly authorized committee thereof as provided below; PROVIDED that (a) the holders of Indebtedness thereof do not have direct or indirect recourse against the Company or any Restricted Subsidiary, and neither the Company nor any Restricted Subsidiary otherwise has liability for, any payment obligations in respect of such Indebtedness (including any undertaking, agreement or instrument evidencing such Indebtedness), except, in each case, to the extent that the amount thereof constitutes a Restricted Payment permitted by the Indenture, in the case of Non-Recourse Indebtedness, to the extent such recourse or liability is for the matters discussed in the last sentence of the definition of "Non-Recourse Indebtedness," or to the extent such Indebtedness is a guarantee by such Subsidiary of Indebtedness of the Company or a Restricted Subsidiary and (b) no holder of any Indebtedness of such Subsidiary shall have a right to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity as a result of a default on any Indebtedness of the Company or any Restricted Subsidiary.

    Subject to the foregoing, the Board of Directors of the Company or a duly authorized committee thereof may designate any Subsidiary to be an Unrestricted Subsidiary; PROVIDED, HOWEVER, that (1) the net amount (the "DESIGNATION AMOUNT") then outstanding of all previous Investments by the Company and the Restricted Subsidiaries in such Subsidiary will be deemed to be a Restricted Payment at the time of such designation and will reduce the amount available for Restricted Payments under the "Limitations on Restricted Payments" covenant set forth in the Indenture, to the extent provided therein, (2) the Company must be permitted under the "Limitations on Restricted Payments" covenant set forth in the Indenture to make the Restricted Payment deemed to have been made pursuant to clause (1), and (3) after giving effect to such designation, no Default or Event of Default shall have occurred or be continuing. In accordance with the foregoing, and not in limitation thereof, Investments made by any Person in any Subsidiary of such Person prior to such Person's merger with the Company or any Restricted Subsidiary (but not in contemplation or anticipation of such merger) shall not be counted as an Investment by the Company or such Restricted Subsidiary if such Subsidiary of such Person is designated as an Unrestricted Subsidiary.

    The Board of Directors of the Company or a duly authorized committee thereof may also redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that (1) the Indebtedness of such Unrestricted Subsidiary as of the date of such redesignation could then be incurred under the "Limitations on Indebtedness" covenant and (2) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, the Company and the Restricted Subsidiaries could incur $1.00 of additional Indebtedness under the first paragraph of the "Limitations on Indebtedness" covenant. Any such designation or redesignation by the Board of Directors of the Company or a committee thereof will be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Board of Directors of the Company or a committee thereof giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such Officers' Certificate. The designation of any Person as an Unrestricted Subsidiary shall be deemed to include a designation of all Subsidiaries of such Person as Unrestricted Subsidiaries; PROVIDED, HOWEVER, that the ownership of the general partnership interest (or a similar member's interest in a limited liability company) by an Unrestricted Subsidiary shall not cause a Subsidiary of the Company of which more than 95% of the equity interest is held by the Company or one or more Restricted Subsidiaries to be deemed an Unrestricted Subsidiary.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing
(i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including, without limitation, payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (ii) the sum of all such payments described in clause (i)(a) above.

BOOK ENTRY, DELIVERY AND FORM

    The Notes will be issued in the form of a fully registered Global Note (the "GLOBAL NOTE"). The Global Note will be deposited on or about the Issue Date with, or on behalf of, The Depository Trust Company (the "DEPOSITARY") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "PARTICIPANTS" or the "DEPOSITARY'S PARTICIPANTS") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "INDIRECT PARTICIPANTS" OR THE "DEPOSITARY'S INDIRECT PARTICIPANTS") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

    So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Except as provided below, owners of Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company, the Trustee, the Paying Agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

    The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

    As long as the Notes are represented by a Global Note, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "Covenants--Repurchase of Notes Upon a Change of Control" and "--Limitations on Dispositions of Assets." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

CERTIFICATED SECURITIES

    Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

    Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of Notes and each such Person may conclusively rely on and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange the Notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

                                  UNDERWRITING

    Subject to the terms and conditions of our underwriting agreement with the guarantors and Morgan Stanley & Co. Incorporated (the "underwriter"), we have agreed to sell and the underwriter has agreed to purchase from us all of the notes.

    The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent. The underwriting agreement also provides that we and each of the guarantors will indemnify, jointly and severally, the underwriter and its controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect thereof. The nature of the underwriter's obligation is such that it is required to purchase all the notes if any notes are purchased.

    The underwriter proposes to offer the notes directly to the public initially at the public offering price set forth on the cover page hereof. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriter.

    The following table sets forth the underwriting discount for this offering:

                                                             PER NOTE    TOTAL
                                                             --------   --------
Underwriting discount......................................       %     $

    We estimate that we will spend approximately $      on expenses related to
this offering.

    The notes are a new issue of securities. There is no active public trading market for the notes. We have applied for listing of the notes on the New York Stock Exchange; however, there can be no assurance that the notes will be so listed. The underwriter has advised us that it currently intends to make a market in the notes, but the underwriter is not obligated to do so and may discontinue any such market-making at any time. There can be no assurance as to the liquidity of any market that may develop for the notes, the ability of holders to sell their notes or the price at which holders would be able to sell their notes.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP, Dallas, Texas, will issue an opinion about the validity of the notes. Certain legal matters will be passed upon for the underwriter by Cahill Gordon & Reindel, New York, New York.

PROSPECTUS

                               D.R. HORTON, INC.
                                  $600,000,000
                        DEBT SECURITIES, PREFERRED STOCK
                                  COMMON STOCK
                                      AND
                                    WARRANTS

                               -----------------

    We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This prospectus is dated April 16, 1999

                               TABLE OF CONTENTS

Forward-looking Statements..................................      2
The Company.................................................      3
Securities We May Offer.....................................      4
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges..........................      5
Description of Debt Securities..............................      5
Description of Common Stock And Preferred Stock.............     10
Description of Warrants.....................................     11
Plan of Distribution........................................     12
Legal Matters...............................................     13
Experts.....................................................     13
Where You Can Find More Information.........................     14
Incorporation of Certain Documents by Reference.............     14

                           FORWARD-LOOKING STATEMENTS

    The statements contained in this prospectus and the information incorporated by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

    - our substantial leverage,

    - changes in general economic and business conditions,

    - changes in interest rates and the availability of mortgage financing,

    - governmental regulations and environmental matters,

    - competitive conditions within our industry,

    - the availability of capital, and

    - the ability to effect acquisitions successfully.

                                  THE COMPANY

HOMEBUILDING

    D.R. Horton, Inc. is a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $600,000. For the year ended September 30, 1998, we closed 13,944 homes with an average sales price of approximately $153,300. For the three months ended December 31, 1998, we closed 3,846 homes with an average sales price of approximately $159,000.

OUR HOMEBUILDING MARKETS

    We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 23 states and 40 markets as of March 31, 1999. The markets we operate in include: Albuquerque, Atlanta, Austin, Baltimore, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Dallas/Fort Worth, Denver, Greensboro, Greenville, Hilton Head, Houston, Jacksonville, Killeen, Las Vegas, Los Angeles, Louisville, Minneapolis/St. Paul, Myrtle Beach, Nashville, New Jersey, Newport News, Orlando, Pensacola, Phoenix, Portland, Raleigh/Durham, Richmond, Sacramento, Salt Lake City, St. Louis, San Antonio, San Diego, South Florida, Tucson, suburban Washington, D.C. and Wilmington.

    We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dobson, Mareli, Milburn, Joe Miller, Regency, RMP, SGS, Torrey and Trimark.

FORMATION

    Donald R. Horton began our homebuilding business in 1978. In 1991 D.R. Horton, Inc. was incorporated in Delaware to acquire the assets and businesses of our predecessor companies which were residential home construction and development companies owned or controlled by Mr. Horton. Since July 1993, we have acquired 15 other homebuilding companies.

LOCATION OF EXECUTIVE OFFICES

    Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, and our telephone number is (817) 856-8200.

                            SECURITIES WE MAY OFFER

TYPES OF SECURITIES

    The types of securities that we may offer and sell from time to time by this prospectus are:

    - debt securities, which we may issue in one or more series and which may include guarantees of the debt securities by most of our subsidiaries,

    - preferred stock, which we may issue in one or more series,

    - common stock, or

    - warrants entitling the holders to purchase common stock, preferred stock or debt securities.

    The aggregate initial offering price of all securities sold will not exceed $600,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

ADDITIONAL INFORMATION

    We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we may offer in the future. In each prospectus supplement we will include the following information:

    - The type and amount of securities which we propose to sell;

    - The initial public offering price of the securities;

    - The names of the underwriters or agents, if any, through or to which we will sell the securities;

    - The compensation, if any, of those underwriters or agents;

    - Information about securities exchanges or automated quotation systems on which the securities will be listed or traded;

    - United States federal income tax considerations applicable to the securities; and

    - Any other material information about the offering and sale of the securities.

                                USE OF PROCEEDS

    Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including acquisition, development and construction of new residential properties, acquisition of companies in homebuilding and related businesses, and repayment of existing indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of earnings to fixed charges for the five years ended September 30, 1998, and the three months ended
December 31, 1997 and 1998:

                                                                                                     THREE
                                                                                                 MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                                       ----------------------------------------------------   -------------------
                                         1994       1995       1996       1997       1998       1997       1998
                                       --------   --------   --------   --------   --------   --------   --------
Ratio................................    3.01       2.50       3.15       2.88       3.13       2.67       4.44
                                         ====       ====       ====       ====       ====       ====       ====

    For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of pretax income from continuing operations, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. To date, we have not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                         DESCRIPTION OF DEBT SECURITIES

    We may issue debt securities under one or more indentures, to be entered into between us, most of our subsidiaries if they guarantee the debt securities, and American Stock Transfer & Trust Company, New York, New York, as trustee, or another trustee chosen by us, qualified to act as such under the Trust Indenture Act of 1939 and appointed in a supplemental indenture with respect to a particular series. The indentures are governed by the Trust Indenture Act.

    The following is summary of the indentures. It does not restate the indentures entirely. We urge you to read the indentures. We are filing the indentures as exhibits to the registration statement of which this prospectus is a part, and you may inspect them at the office of the trustee, or as described under "Incorporation of Certain Documents By Reference". References below to an "indenture" are references to the applicable indenture under which a particular series of debt securities is issued.

TERMS OF THE DEBT SECURITIES

    Our debt securities will be unsecured obligations of D.R. Horton, Inc. We may issue them in one or more series. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. We shall provide a prospectus supplement for each series of debt securities that will describe:

    - the title of the debt securities and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

    - the aggregate principal amount of the debt securities and any limit upon the aggregate principal amount of the series of debt securities;

    - the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

    - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

    - the currency or currencies in which principal, premium, if any, and interest, if any, will be payable;

    - the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

    - any provisions regarding our right to redeem or purchase debt securities or the right of holders to require us to redeem or purchase debt securities;

    - the right, if any, of holders of the debt securities to convert them into our common stock or other securities, including any provisions intended to prevent dilution of the conversion rights;

    - any provisions requiring or permitting us to make payments to a sinking fund to be used to redeem debt securities or a purchase fund to be used to purchase debt securities;

    - the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

    - the terms, if any, upon which debt securities may be subordinated to our other indebtedness;

    - any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture; and

    - any other material terms of the debt securities, which may be different than the terms set forth in this prospectus.

    Each prospectus supplement will describe, as to the debt securities to which it relates, any guarantees by our direct and indirect subsidiaries which may guarantee the debt securities, including the terms of subordination, if any, of any such guarantee.

    The applicable prospectus supplement will also describe any material covenants to which a series of debt securities will be subject.

EVENTS OF DEFAULT AND REMEDIES

    An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

    - our default in payment of the principal of or premium, if any, on any of the debt securities of such series;

    - default for 30 days in payment of any installment of interest on any debt security of such series beyond any applicable grace period;

    - default by us or any guarantor subsidiary for 60 days after notice in the observance or performance of any other covenants in the indenture or applicable supplemental indenture relating to such series; and

    - bankruptcy, insolvency or reorganization of our company or our significant guarantor subsidiaries.

    The indenture will provide that the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal, premium, if any, or interest, if any, with respect to such series of debt securities, if the trustee considers it in the interest of the holders of such series of debt securities to do so.

    The indenture will provide that if any event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of such series of debt securities then outstanding may declare the principal of all the debt securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of such series then outstanding by written notice to the trustee and to us may waive any event of default with respect to such series of debt securities, other than any event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to such series and its consequences, except an acceleration due to nonpayment of principal or interest on such series, if the rescission would not conflict with any judgement or decree and if all existing events of default with respect to such series have been cured or waived.

    The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to such series, subject to limitations specified in the indenture.

DEFEASANCE

    The indenture will permit us and our guarantor subsidiaries to terminate all our respective obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

    - depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the debt securities of such series to their maturity, and

    - complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

    In addition, the indenture will permit us and our guarantor subsidiaries to terminate all of our respective obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

    - depositing in trust with the trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the debt securities of such series to their maturity, and

    - complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

TRANSFER AND EXCHANGE

    A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

AMENDMENT, SUPPLEMENT AND WAIVER

    Without the consent of any holder, we and the trustee may amend or supplement the indenture, the debt securities or the guarantees of debt securities to:

    - cure any ambiguity, defect or inconsistency;

    - create a series and establish its terms;

    - provide for uncertificated debt securities in addition to or in place of certificated debt securities;

    - make any change that does not adversely affect the legal rights of any holder; or

    - delete a guarantor subsidiary which, in accordance with the terms of the indenture, ceases to be liable on its guarantee of debt securities.

    With the exceptions discussed below, we and the trustee may amend or supplement the indenture, the debt securities or the guarantees of a particular series with the consent of the holders of at least a majority in principal amount of the debt securities of such series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of such series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

    Without the consent of each holder affected, we and the trustee may not:

    - reduce the amount of debt securities of such series whose holders must consent to an amendment, supplement or waiver,

    - reduce the rate of or change the time for payment of interest,

    - reduce the principal of or change the fixed maturity of any debt security or alter the provisions with respect to redemptions or mandatory offers to repurchase debt securities,

    - make any debt security payable at a place or in money other than that stated in the debt security,

    - modify the ranking or priority of the debt securities or any guarantee,

    - release any guarantor from any of its obligations under its guarantee or the indenture except in accordance with the indenture, or

    - waive a continuing default in the payment of principal of or interest on the debt securities.

    The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any such consent otherwise required from such holder, may be subject to the requirement that such holder shall have been the holder of record of any debt securities with respect to which such consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

CONCERNING THE TRUSTEE

    In the ordinary course of its business, American Stock Transfer and Trust Company, the trustee, provides, and may continue to provide, service to us as transfer agent for our common stock and trustee under an indenture relating to our 8 3/8% Senior Notes due 2004 and our 8% Senior Notes due 2009. The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any such claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

    The indenture will provide that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The laws of the State of New York will govern the indenture, the debt securities and the guarantees of the debt securities.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

    Our authorized capital stock is 200,000,000 shares of common stock, $.01 par value, and 30,000,000 shares of preferred stock, $.10 par value. At April 9, 1999, 64,175,878 shares of common stock and no shares of preferred stock were outstanding.

PREFERRED STOCK

    We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

    - the title of the series of preferred stock;

    - any limit upon the number of shares of the series of preferred stock which may be issued;

    - the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

    - the date or dates on which we will be required or permitted to redeem the preferred stock;

    - the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

    - the voting rights, if any, of the holders of the preferred stock;

    - the dividends, if any, which will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends and may be cumulative or non-cumulative;

    - the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

    - any provisions by which we will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock; and

    - any other material terms of the preferred stock.

    Holders of shares of preferred stock will not have preemptive rights.

COMMON STOCK

    Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

    Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. There will be a prospectus supplement relating to any offering of common stock offered by this prospectus.

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York, which currently serves as trustee for our 8 3/8% Senior Notes due 2004 and 8% Senior Notes due 2009 and may also serve as trustee under an indenture for debt securities offered by this prospectus.

    The following provisions in our charter or bylaws may make a takeover of our company more difficult:

    - an article in our charter prohibiting stockholder action by written consent;

    - an article in our charter requiring the affirmative vote of the holders of two-thirds of the outstanding shares of common stock to remove a director;

    - a bylaw limiting the persons who may call special meetings of stockholders to our board of directors or a committee authorized to call a meeting by the board or the bylaws; and

    - bylaws providing time limitations for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders' meetings.

    These provisions may delay stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with us for three years following the date that person became an interested stockholder, unless:

    - before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of our corporation or by certain employee stock plans; or

    - on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

    A "interested stockholder" is generally a person owning 15% or more of our outstanding voting stock. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

                            DESCRIPTION OF WARRANTS

    We may issue warrants for the purchase of debt securities, preferred stock, common stock, or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants.

    We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe:

    - in the case of warrants to purchase debt securities, the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of the warrants and the price at which you may purchase the debt securities upon exercise;

    - in the case of warrants to purchase preferred stock, the designation, number of shares, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants and the price at which you may purchase such number of shares of preferred stock of such series upon such exercise;

    - in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of the warrants and the price at which you may purchase such number of shares of common stock upon such exercise;

    - in the case of warrants to purchase units of two or more securities, the type, number, and terms of the units purchasable upon exercise of the warrants and the price at which you may purchase the units upon such exercise;

    - the period during which you may exercise the warrants;

    - any provision adjusting the securities that may be purchased on exercise of the warrants, and the exercise price of the warrants, to prevent dilution or otherwise;

    - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

    - any other material terms of the warrants.

    Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment as described in the applicable prospectus supplement.

    Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

    - in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

    - in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

    Any of the securities being offered by this prospectus may be sold:

    - through agents,

    - to or through underwriters,

    - through dealers,

    - directly by us to purchasers, through a specific bidding, auction or other process; or

    - through a combination of any such methods of sale.

    The distribution of securities may be effected from time to time in one or more transactions at a fixed price, or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Agents designated by us from time to time may solicit offers to purchase the securities. We will name any such agent involved in the offer or sale of the securities and set forth any commissions payable by us to such agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

    If an underwriter or underwriters are utilized in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. We will describe any such activities in the prospectus supplement.

    If a dealer is utilized in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

    We may directly solicit offers to purchase the securities, and we may sell, directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if utilized.

    Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of ours, or engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP, Dallas, Texas, will render an opinion with respect to the validity of the securities being offered by this prospectus. We will file the opinion as an exhibit to the registration statement. If counsel for any underwriters passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of D.R. Horton, Inc. appearing in our Annual Report on Form 10-K for the year ended September 30, 1998, as set forth in their report included in such financial statements and incorporated herein by reference. Such auditors based their report in part on the report of Arthur Andersen LLP, independent auditors. We incorporate by reference such consolidated financial statements in this prospectus in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Continental Homes Holding Corp. for the year ended May 31, 1996, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

    D.R. Horton, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission:

Judiciary Plaza, Room 10024  Seven World Trade         Citicorp Center
450 Fifth Street, N.W.       Center,                   500 West Madison Street
Street                       Suite 1300                Suite 1400
Washington, D.C. 20549       New York, New York 10048  Chicago, Illinois 60661

    You can also obtain copies of this information by mail from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 10024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at
(800) SEC-0330.

    The Commission also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Commission. The address of that site is http://www.sec.gov.

    You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    We and our guarantor subsidiaries have filed jointly with the Commission a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us, our guarantor subsidiaries and the securities offered. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

    This prospectus includes by reference the documents listed below that we have previously filed with the Commission and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

FILING                                                                   PERIOD
------                                                       -------------------------------
Annual Report on Form 10-K                                   Year ended September 30, 1998

Pages two through eleven, "Election of Directors", through "Executive Compensation--Compensation Committee
  Interlocks and Insider Participation" and page sixteen, "Section 16(a) Beneficial Ownership Reporting
  Compliance", contained in our Proxy Statement dated
  December 10, 1998, relating to our 1999 annual meeting of stockholders and incorporated into our Annual Report on Form 10-K.

Quarterly Report on Form 10-Q                                Quarter ended December 31, 1998

Current Reports on Form 8-K                                  Filed November 3, 1998
                                                             Filed February 2, 1999

    We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                         Assistant to Corporate Counsel
                               D.R. Horton, Inc.
                            1901 Ascension Boulevard
                                   Suite 100
                             Arlington, Texas 76006
                            (817)856-8200, ext. 1046

    Our Internet address is http://www.DRHORTON.com.